Pricing Supplement dated July 18, 2016 to the Prospectus dated July 18, 2016 and the Prospectus Supplement dated July 18, 2016

$750,000,000 iPath® S&P GSCI® Total Return Index ETN*

This pricing supplement relates to the iPath® S&P GSCI® Total Return Index Exchange-Traded Notes (the “ETNs”) that Barclays Bank PLC may issue from time to time.  The ETNs do not guarantee any return of principal at maturity and do not pay any interest during their term. Instead, you will receive a cash payment in U.S. dollars at maturity or upon early redemption based on the performance of the Index, less an investor fee.

You may lose some or all of your principal if you invest in the ETNs.  Any payment on the ETNs at or prior to maturity is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party.  See “Risk Factors” beginning on page PS-12 of this pricing supplement for risks relating to an investment in the ETNs.

The principal terms of the ETNs are as follows:

Issuer: Barclays Bank PLC

Series: Global Medium-Term Notes, Series A.

Inception, Issuance and Maturity:  The ETNs were first sold on June 6, 2006, were first issued on June 9, 2006 and are due on June 12, 2036.

Secondary Market: We have listed the ETNs on the NYSE Arca stock exchange (“NYSE Arca”) under the ticker symbol “GSP.”  To the extent that an active secondary market in the ETNs exists, we expect that investors will purchase and sell the ETNs primarily in this secondary market. We are not required to maintain any listing of the ETNs on NYSE Arca or any other securities exchange.

CUSIP Number:  06738C794

ISIN:  US06738C7948

Underlying Index:  The return of the ETNs is linked to the performance of the S&P GSCI® Total Return Index (the “Index”). The Index reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the S&P GSCI® Commodity Index (the “S&P GSCI”), plus the Treasury Bill rate of interest that could be earned on funds committed to the trading of the underlying contracts.  The S&P GSCI is an index on a production-weighted basket of futures contracts on physical commodities traded on trading facilities in major industrialized countries.  Each of the S&P GSCI (formerly known as the “Goldman Sachs Commodity Index”, or the “GSCI®”) and the Index (formerly known as the “GSCI® Total Return Index”) were designed by Goldman, Sachs & Co.  On February 2, 2007, The Goldman Sachs Group Inc., the parent of Goldman, Sachs & Co., announced the sale of all of the rights of Goldman, Sachs & Co. in the S&P GSCI and all related indices and sub-indices, including the Index, to S&P Dow Jones Indices LLC (formerly Standard & Poor’s Financial Services LLC (“SPDJI” or the “Index Sponsor”)).  SPDJI is now solely responsible for calculating, publishing and maintaining the Index.

Payment at Maturity: If you hold your ETNs to maturity, you will receive a cash payment in U.S. dollars at maturity in an amount equal to (1) the principal amount of your ETNs times (2) the applicable index factor on the final valuation date minus (3) the investor fee on the final valuation date.

Index Factor: The index factor for the ETNs on any trading day will be equal to the closing level of the Index on that trading day divided by the initial index level. The initial index level is the closing level of the Index on the inception date.

Valuation Date: Valuation date means each business day from June 15, 2006 to June 5, 2036, inclusive (subject to the occurrence of a market disruption event) or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days.  We refer to Thursday, June 5, 2036, as the “final valuation date”.

*     10,000,000 ETNs, principal amount $50 each, were issued on June 9, 2006; and an additional 5,000,000 ETNs, principal amount $50 each, were issued on January 29, 2007.

Cover Page, continued

Investor Fee: The investor fee for the ETNs is equal to (1) (a) 0.75% per year (for the period from the inception date to and including April 30, 2015) and (b) 0.70% per year (for the period beginning the day after April 30, 2015 until the redemption date, if after April 30, 2015, or the maturity date) times (2) the principal amount of your ETNs times (3) the applicable index factor calculated on a daily basis in the following manner:  The accrued investor fee on the inception date was equal to zero.  On each subsequent calendar day until and including April 30, 2015, the accrued investor fee will increase by an amount equal to (1) 0.75% per year times (2) the principal amount of your ETNs times (3) the applicable index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day), divided by (4) 365.  For the period beginning on, but not including, April 30, 2015 and ending on, and including, the redemption date, if after April 30, 2015, or the maturity date, the accrued investor fee will increase by an amount equal to (1) 0.70% per year times (2) the principal amount of your ETNs times (3) the applicable index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by (4) 365.

Because the investor fee reduces the amount of your return at maturity or upon early redemption, the value of the underlying Index must increase significantly in order to receive at least the principal amount of your investment at maturity or upon early redemption.  If the value of the Index decreases or does not increase sufficiently, you will receive less than the principal amount of your investment at maturity or upon early redemption.  If the ETNs undergo a split or reverse split, the investor fee will be adjusted accordingly.  Because the net effect of the investor fee is a fixed percentage of the value of each ETN, the aggregate effect of the investor fee will increase or decrease in a manner directly proportional to the value of each ETN and the amount of ETNs that are held, as applicable.

Early Redemption:

•     Holder Redemption:  Subject to the notification requirements described below, you may redeem your ETNs on any holder redemption date during the term of the ETNs. If you redeem your ETNs, you will receive a cash payment in U.S. dollars in an amount equal to the daily redemption value, which is (1) the principal amount of your ETNs times (2) the applicable index factor on the applicable valuation date minus (3) the investor fee on the applicable valuation date. You must redeem at least 30,000 ETNs at one time in order to exercise your right to redeem your ETNs on any holder redemption date.

•     Issuer Redemption:  We may redeem your ETNs (in whole but not in part) at our sole discretion on any issuer redemption date during the term of the ETNs.  If we redeem the ETNs, you will receive a cash payment in U.S. dollars per ETN in an amount equal to the daily redemption value, which is (1) the principal amount of your ETNs times (2) the applicable index factor on the applicable valuation date minus (3) the investor fee on the applicable valuation date.

Holder Redemption Mechanics:  In order to redeem your ETNs on a holder redemption date, you must deliver a notice of redemption to us via facsimile or email by no later than 4:00p.m., New York City time, on the business day prior to the applicable valuation date and follow the procedures set forth under “Specific Terms of the ETNs – Holder Redemption Procedures” in this pricing supplement.  If you fail to comply with these procedures, your notice will be deemed ineffective.

Issuer Redemption Mechanics:  To exercise our right to redeem, we must deliver notice to you no less than ten calendar days prior to the issuer redemption date specified by us in such notice and follow the procedures set forth under “Specific Terms of the ETNs – Issuer Redemption Procedures” in this pricing supplement.

Redemption Date: A redemption date means:

•     in the case of holder redemption, the holder redemption date which is the third business day following each valuation date (other than the final valuation date), where the final redemption date will be the third business day following the valuation date that is immediately prior to the final valuation date; and

•     in the case of issuer redemption, the issuer redemption date which is the date specified by us in the issuer redemption notice, which will in no event be prior to the tenth calendar day following the date on which we deliver such notice.

Trading Day:  A trading is a day on which (i) the value of the Index is published by the Index Sponsor, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts underlying the Index are traded, in each case as determined by the calculation agent in its sole discretion.

Sale to Public:  We sold a portion of the ETNs on the inception date at 100% of the stated principal amount.  The remainder of the ETNs will be offered and sold from time to time through Barclays Capital Inc., as agent.  Sales of the ETNs by us after the inception date will be made at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.  Barclays Capital Inc. will not receive an agent’s commission in connection with sales of the ETNs. Please see “Supplemental Plan of Distribution” in this pricing supplement for more information.

We may use this pricing supplement in the initial sale of ETNs. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any ETNs after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale or in a notice delivered at the same time as the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The ETNs are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these ETNs or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Patent pending

Pricing Supplement dated July 18, 2016

Issued in denominations of $50

PRICING SUPPLEMENT

PROSPECTUS SUPPLEMENT

SUMMARY	S-1
RISK FACTORS	S-7
U.K. BAIL-IN POWER	S-36
TERMS OF THE NOTES	S-39
INTEREST MECHANICS	S-48
TERMS OF THE WARRANTS	S-51
REFERENCE ASSETS	S-58
BENEFIT PLAN INVESTOR CONSIDERATIONS	S-99
PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)	S-101
USE OF PROCEEDS AND HEDGING	S-110
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	S-111
VALIDITY OF SECURITIES	S-131

PROSPECTUS

FORWARD-LOOKING STATEMENTS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	2
THE BARCLAYS BANK GROUP	2
USE OF PROCEEDS	3
DESCRIPTION OF DEBT SECURITIES	4
DESCRIPTION OF WARRANTS	23
GLOBAL SECURITIES	35
CLEARANCE AND SETTLEMENT	37
DESCRIPTION OF PREFERENCE SHARES	43
DESCRIPTION OF AMERICAN DEPOSITARY SHARES	49
DESCRIPTION OF SHARE CAPITAL	55
TAX CONSIDERATIONS	57
EMPLOYEE RETIREMENT INCOME SECURITY ACT	77
PLAN OF DISTRIBUTION	79
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	82
WHERE YOU CAN FIND MORE INFORMATION	82
FURTHER INFORMATION	82
VALIDITY OF SECURITIES	83
EXPERTS	83
EXPENSES OF ISSUANCE AND DISTRIBUTION	84

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the iPath® S&P GSCI® Total Return Index Exchange-Traded Notes (the “ETNs”) that Barclays Bank PLC may issue from time to time, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the ETNs. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated July 18, 2016, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated July 18, 2016, which supplements the prospectus.

We may, without your consent, create and issue additional securities having the same terms and conditions as the ETNs. We may consolidate the additional securities to form a single class with the outstanding ETNs.  However, we are under no obligation to sell additional ETNs at any time, and if we do sell additional ETNs, we may limit such sales and stop selling additional ETNs at any time.

This section summarizes the following aspects of the ETNs:

•      What are the ETNs and how do they work?

•      How do you redeem your ETNs?

•      What are some of the risks of the ETNs?

•      Is this the right investment for you?

•      What are the tax consequences?

•      How do the ETNs perform?

What Are the ETNs and How Do They Work?

The ETNs are medium-term notes that are senior unsecured debt obligations of Barclays Bank PLC.  The ETNs will be issued in denominations of $50.  The return on the ETNs is linked to the performance of the S&P GSCI® Total Return Index (the “Index”).  The Index is composed of one or more futures contracts on physical commodities (the “index components”).  The ETNs provide a degree of diversification to the commodities sector through exposure to the return on the index components.

The Index is designed to be a benchmark for investment in the commodity markets and as a measure of commodity market performance over time. The Index reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the S&P GSCI® Commodity Index (the “S&P GSCI”), plus the Treasury Bill rate of interest that could be earned on funds committed to the trading of the underlying contracts.

Each of the S&P GSCI (formerly known as the “Goldman Sachs Commodity Index”, or the “GSCI®”) and the Index (formerly known as the “GSCI® Total Return Index”) were designed by Goldman, Sachs & Co.  On February 2, 2007, The Goldman Sachs Group Inc., the parent of Goldman, Sachs & Co., announced the sale of all of the rights of Goldman, Sachs & Co. in the S&P GSCI and all related indices and sub-indices, including the Index, to S&P Dow Jones Indices LLC (formerly Standard & Poor’s Financial Services LLC (“SPDJI” or the “Index Sponsor”)). SPDJI is now solely responsible for calculating, publishing and maintaining the Index.

Understanding the Value of the ETNs

The “stated principal amount” is $50.00 per ETN, which is the initial offering price at which the ETNs were sold on the inception date.

The “daily redemption value” is the value of the ETNs calculated by us on a daily basis and is used to determine the payment at maturity or upon early redemption.  The daily redemption value for each ETN on the initial valuation date will equal $50.  On each subsequent calendar day until maturity or early redemption, the daily redemption value for each ETN will equal (1) the principal amount of the ETNs times (2) the applicable index factor on the applicable valuation date minus (3) the investor fee on the applicable valuation date.  If the ETNs undergo any splits or reverse splits, the daily redemption value will be adjusted accordingly.

The “intraday indicative value” is intended to provide investors with an approximation of the effect that changes in the level of the Index during the current trading day would have on the daily redemption value of the ETNs from the previous day.  Intraday indicative value differs from the daily redemption value in two important respects.  First, intraday indicative value is based on the most recent Index level published by the Index Sponsor, which reflects the most recent reported sales prices for the index components, rather than the Index Factor for the immediately preceding calendar day.  Second, the intraday indicative value only reflects the investor fee at the close of business on the preceding calendar day, but does not include any adjustment for the investor fee during the course of the current day.

If you sell your ETNs on the secondary market, you will receive the “trading price” for your ETNs, which may be substantially above or below the stated principal amount, daily redemption value and/or the intraday indicative value because the trading price reflects investor supply and demand for the ETNs.  In addition, if you purchase your ETNs at a price which reflects a premium over the daily redemption value, you may experience a significant loss if you sell or redeem your ETNs at a time when such premium is no longer present in the market place or if we exercise our right to redeem the ETNs.

The intraday indicative value is calculated and published by NYSE Euronext (NYSE) or a successor under the ticker symbol GSP.IV.

The ETN performance is linked to the performance of the Index less an investor fee. There is no minimum limit to the level of the Index.  Moreover, the ETNs are not principal protected.  Therefore, a decrease in the level of the Index could cause you to lose up to your entire investment in the ETNs.

Furthermore, because the investor fee reduces the amount of your return at maturity or upon early redemption, the value of the Index must increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon early redemption.  If the value of the Index decreases or does not increase sufficiently, you will receive less than the principal amount of your investment at maturity or upon early redemption.

How Do You Redeem Your ETNs?

We have listed the ETNs on the NYSE Arca. If an active secondary market in the ETNs exists,

we expect that investors will purchase and sell the ETNs primarily in this secondary market.

To redeem your ETNs, you must instruct your broker or other person through whom you hold your ETNs to take the following steps:

•      deliver a notice of redemption, which is attached as Annex A, to us via facsimile or email by no later than 4:00 p.m., New York City time, on the business day prior to the applicable valuation date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption, which is attached as Annex B;

•      deliver the signed confirmation of redemption to us via facsimile or email in the specified form by 5:00 p.m., New York City time, on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

•      instruct your Depository Trust Company  (“DTC”) custodian to book a delivery vs. payment trade with respect to your ETNs on the valuation date at a price per ETN equal to the applicable daily redemption value, facing Barclays DTC 5101; and

•      cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable holder redemption date (the third business day following the valuation date).

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the ETNs in respect of such deadlines. If we do not receive your notice of redemption by 4:00 p.m., New York City time, or your confirmation of redemption by 5:00 p.m., New York City time, on the business day prior to the applicable valuation date, your notice will not be effective and we will not redeem your ETNs on the applicable holder redemption date.  Any redemption instructions for which we (or our affiliate) receive a valid confirmation in accordance with the procedures described above will be irrevocable.

What Are Some of the Risks of the ETNs?

An investment in the ETNs involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•      Uncertain Principal Repayment – If the value of the Index decreases, or does not increase by an amount greater than the investor fee, you will receive less than your original investment in the ETNs.

•      Commodity Market Risk – The return on the ETNs is linked to the performance of an Index which, in turn, is linked to the prices of its index components. The index components are comprised of one or more futures contracts on physical commodities. Commodity prices may change unpredictably, affecting the value of the index components and, consequently, the value of your ETNs in unforeseeable ways.

•      Limited or Lack of Portfolio Diversification – The index components comprising the Index and the Index itself, are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

•      No Interest Payments – You will not receive any periodic interest payments on the ETNs.

•      A Trading Market for the ETNs May Not Exist – Although we have listed the ETNs on NYSE Arca, a trading market for your ETNs may not exist at any time. Certain affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other securities exchange.

•      Issuer Redemption – Subject to the procedures described in this pricing supplement, we have the right to redeem the ETNs (in whole, but not in part) at our sole discretion without your consent, on any issuer redemption date on or after April 30, 2015 until and including maturity.

Is This the Right Investment for You?

The ETNs may be a suitable investment for you if:

•      You are willing to accept the risk of fluctuations in commodities prices in general and in particular prices of the index components of the Index.

•      You believe the value of the Index will increase by an amount sufficient to offset the investor fee during the term of the ETNs.

•      You are willing to hold ETNs that are subject to the issuer redemption right on or after April 30, 2015.

•      You do not seek current income from this investment.

•      You seek an investment with a return linked to the performance of the Index.

•      You do not seek a guaranteed return of principal.

The ETNs may not be a suitable investment for you if:

•      You are not willing to be exposed to fluctuations in commodities prices in general and in particular prices of the index components of the Index.

•      You believe the value of the Index will decrease or will not increase by an amount sufficient to offset the investor fee during the term of the ETNs.

•      You are not willing to hold ETNs that are subject to the issuer redemption right on or after April 30, 2015.

•      You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•      You seek current income from your investment.

•      You seek a guaranteed return of principal.

What Are the Tax Consequences?

Absent a change in law or an administrative or judicial ruling to the contrary, pursuant to the terms of the ETNs, by purchasing the ETNs you agree to treat the ETNs for all U.S. federal income tax purposes as a pre-paid executory contract with respect to the Index. If the ETNs are so treated, you should generally recognize capital gain or loss upon the sale, early redemption or maturity of your ETNs in an amount equal to the difference between the amount you receive at such time and your tax basis in the ETNs.

The U.S. federal income tax consequences of your investment in the ETNs are uncertain. In the opinion of our counsel, Sullivan & Cromwell LLP, your ETNs should be treated as described above.  However, it is possible that the Internal Revenue Service may assert an alternative treatment. Because of this uncertainty, we urge you to consult your own tax advisor as to the tax consequences of your investment in the ETNs.

For a more complete discussion of the U.S. federal income tax consequences of your investment in the ETNs, including possible alternative treatments for the ETNs, see “Material U.S. Federal Income Tax Considerations” below.

Conflicts of Interest

Barclays Capital Inc. is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”).  Consequently, this offering is being conducted in compliance with the provisions of Rule 5121 (or any successor rule thereto).  For more information, please refer to “Plan of Distribution (Conflicts of Interest)—Conflict of Interest” in the accompanying prospectus supplement.

How Do the ETNs Perform?

Set forth below is an explanation of the steps necessary to calculate the payment on the ETNs at maturity or upon early redemption.

Step 1: Calculate the investor fee

The investor fee is equal to (1) (a) 0.75% per year (for the period from the inception date to and including April 30, 2015) and (b) 0.70% per year (for the period beginning the day after April 30, 2015 until the redemption date, if after April 30, 2015, or the maturity date) times (2) the principal amount of your ETNs times (3) the applicable index factor, calculated on a daily basis in the following manner: The accrued investor fee on the inception date was equal to zero. On each subsequent calendar day until and including April 30, 2015, the accrued investor fee will increase by an amount equal to (1) 0.75% per year times (2) the principal amount of your ETNs times (3) the applicable index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by (4) 365.  For the period beginning on, but not including April 30, 2015 and ending on, and including, the redemption date, if after April 30, 2015, or the maturity date, the accrued investor fee will increase by an amount equal to (1) 0.70% per year times (2) the principal amount of your ETNs times (3) the applicable index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by (4) 365.

Step 2: Calculate the payment

You will receive a cash payment in U.S. dollars at maturity or upon early redemption, as applicable, in an amount equal to (1) the principal amount of your ETNs times (2) the applicable index factor on the applicable valuation date minus (3) the investor fee on the applicable valuation date.

The ETN performance is linked to the performance of the Index less an investor fee. There is no minimum limit to the level of the Index.  Moreover, the ETNs are not principal protected.  Therefore, a decrease in the level of the Index could cause you to lose up to your entire investment in the ETNs.

Furthermore, because the investor fee reduces the amount of your return at maturity or upon early redemption; the value of the Index must increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon early redemption. If the value of the Index decreases or does not increase sufficiently, you will receive less than the principal amount of your investment at maturity or upon early redemption.

Hypothetical Examples

The first four examples below show how the ETNs would perform in hypothetical circumstances in which the Index level increases or decreases. We have included two examples in which the Index has increased by approximately 152.932% at maturity, as well as two examples in which the Index has decreased by 51.27% at maturity. These examples highlight the behavior of the investor fee in different circumstances. All examples also take into account the change in the investor fee rate from 0.75% per annum for the years 0 through 9 in the examples below, to an investor fee rate of 0.70% per annum from year 10 onwards. * The figures in these examples have been rounded for convenience. Figures for year 30 are as of the final valuation date, and given the indicated assumptions, a holder will receive payment at maturity in the indicated amount, according to the indicated formula.

The fifth hypothetical example below shows how the ETNs would perform in a “reverse split” scenario.

The hypothetical examples in this section do not take into account the effects of applicable taxes.  The after-tax return you receive on the ETNs will depend on the U.S. tax treatment of your ETNs and on your particular circumstances.  Accordingly, the after-tax rate of return of your ETNs could be different than the after-tax return of a direct investment in the components of the Index or the Index itself.

Assumptions:

Applicable Dates*	Investor Fee Rate*	Days	Principal	Starting Index
June 6, 2006 – April 30, 2015	0.75% per annum	365	$50.00	100.00
May 1, 2015 – Maturity	0.70% per annum	365	$50.00	100.00

*For convenience and simplicity, we assume that the investor fee rate of 0.75% per annum applies until the end of year 9 and that the investor fee rate of 0.70% per annum applies for year 10 onwards. Year 10 has been highlighted in gray in the tables below to call out the change in the investor fee rate percentage that year.

Hypothetical Examples

Example 1

A	B	C	D	E	F
Year	Index Level	Average Yearly Index Factor	Investor Fee	Accrued Investor Fee	Indicative Value
A	B	Average of (B / Starting Index)	C x Principal x Investor Fee Rate	Running Total of D	(Principal x (B / Starting Index)) – E
0	100.000	1.00	$0.00	$0.00	$50.00
1	106.453	1.03	$0.39	$0.39	$52.84
2	117.295	1.12	$0.42	$0.81	$57.84
3	125.035	1.21	$0.45	$1.26	$61.26
4	136.779	1.31	$0.49	$1.75	$66.64
5	145.515	1.41	$0.53	$2.28	$70.48
6	135.840	1.41	$0.53	$2.81	$65.11
7	126.779	1.31	$0.49	$3.30	$60.09
8	122.873	1.25	$0.47	$3.77	$57.67
9	114.723	1.19	$0.45	$4.22	$53.15
10	110.080	1.12	$0.39	$4.61	$50.43
11	121.804	1.16	$0.41	$5.01	$55.89
12	136.163	1.29	$0.45	$5.46	$62.62
13	148.835	1.42	$0.50	$5.96	$68.46
14	168.122	1.58	$0.55	$6.51	$77.55
15	191.939	1.8	$0.63	$7.14	$88.83
16	214.934	2.03	$0.71	$7.86	$99.61
17	241.043	2.28	$0.80	$8.65	$111.87
18	275.149	2.58	$0.90	$9.56	$128.02
19	306.784	2.91	$1.02	$10.57	$142.82
20	345.764	3.26	$1.14	$11.72	$161.17
21	308.847	3.27	$1.14	$12.86	$141.56
22	277.227	2.93	$1.03	$13.89	$124.73
23	245.615	2.61	$0.91	$14.80	$108.01
24	217.093	2.31	$0.81	$15.61	$92.94
25	191.102	2.04	$0.71	$16.32	$79.23
26	204.999	1.98	$0.69	$17.01	$85.49
27	212.336	2.09	$0.73	$17.75	$88.42
28	229.229	2.21	$0.77	$18.52	$96.10
29	245.614	2.37	$0.83	$19.35	$103.46
30	252.932	2.49	$0.87	$20.22	$106.25
			Annualized Index Return		3.14%
			Annualized iPath® Indicative Value Return		2.54%

Hypothetical Examples

Example 2

A	B	C	D	E	F
Year	Index Level	Average Yearly Index Factor	Investor Fee	Accrued Investor Fee	Indicative Value
A	B	Average of (B / Starting Index)	C x Principal x Investor Fee Rate	Running Total of D	(Principal x (B / Starting Index)) – E
0	100.000	1.00	$0.00	$0.00	$50.00
1	107.572	1.04	$0.39	$0.39	$53.40
2	115.718	1.12	$0.42	$0.81	$57.05
3	124.480	1.20	$0.45	$1.26	$60.98
4	133.906	1.29	$0.48	$1.74	$65.21
5	144.046	1.39	$0.52	$2.27	$69.76
6	154.954	1.49	$0.56	$2.82	$74.65
7	166.687	1.61	$0.60	$3.43	$79.92
8	179.309	1.73	$0.65	$4.08	$85.58
9	192.887	1.86	$0.70	$4.77	$91.67
10	207.493	2.00	$0.70	$5.47	$98.27
11	223.205	2.15	$0.75	$6.23	$105.38
12	240.107	2.32	$0.81	$7.04	$113.02
13	258.288	2.49	$0.87	$7.91	$121.23
14	281.760	2.70	$0.95	$8.85	$132.03
15	377.188	3.29	$1.15	$10.01	$178.59
16	466.900	4.22	$1.48	$11.48	$221.97
17	446.892	4.57	$1.60	$13.08	$210.36
18	427.742	4.37	$1.53	$14.61	$199.26
19	409.412	4.19	$1.47	$16.08	$188.63
20	391.868	4.01	$1.40	$17.48	$178.45
21	375.076	3.83	$1.34	$18.82	$168.72
22	359.003	3.67	$1.28	$20.11	$159.39
23	343.619	3.51	$1.23	$21.34	$150.47
24	328.894	3.36	$1.18	$22.51	$141.94
25	314.800	3.22	$1.13	$23.64	$133.76
26	301.310	3.08	$1.08	$24.72	$125.94
27	288.399	2.95	$1.03	$25.75	$118.45
28	276.040	2.82	$0.99	$26.74	$111.28
29	264.211	2.70	$0.95	$27.68	$104.42
30	252.932	2.59	$0.91	$28.59	$97.88
			Annualized Index Return		3.14%
			Annualized iPath® Indicative Value Return		2.26%

Hypothetical Examples

Example 3

A	B	C	D	E	F
Year	Index Level	Average Yearly Index Factor	Investor Fee	Accrued Investor Fee	Indicative Value
A	B	Average of (B / Starting Index)	C x Principal x Investor Fee Rate	Running Total of D	(Principal x (B / Starting Index)) – E
0	100.000	1.00	$0.00	$0.00	$50.00
1	92.022	0.96	$0.36	$0.36	$45.65
2	87.127	0.90	$0.34	$0.70	$42.87
3	80.596	0.84	$0.32	$1.01	$39.29
4	74.500	0.78	$0.29	$1.31	$35.95
5	69.498	0.72	$0.27	$1.58	$33.17
6	74.478	0.72	$0.27	$1.85	$35.39
7	81.170	0.78	$0.29	$2.14	$38.45
8	88.734	0.85	$0.32	$2.46	$41.91
9	94.498	0.92	$0.35	$2.80	$44.45
10	103.547	0.99	$0.35	$3.15	$48.63
11	93.513	0.99	$0.35	$3.49	$43.26
12	86.465	0.90	$0.32	$3.81	$39.42
13	79.441	0.83	$0.29	$4.10	$35.62
14	71.127	0.75	$0.26	$4.36	$31.20
15	64.564	0.68	$0.24	$4.60	$27.68
16	60.420	0.62	$0.22	$4.82	$25.39
17	55.306	0.58	$0.20	$5.02	$22.63
18	49.079	0.52	$0.18	$5.20	$19.34
19	44.615	0.47	$0.16	$5.37	$16.94
20	40.489	0.43	$0.15	$5.52	$14.73
21	38.513	0.40	$0.14	$5.66	$13.60
22	36.823	0.38	$0.13	$5.79	$12.62
23	36.100	0.36	$0.13	$5.92	$12.13
24	35.880	0.36	$0.13	$6.04	$11.90
25	34.598	0.35	$0.12	$6.16	$11.13
26	37.756	0.36	$0.13	$6.29	$12.59
27	39.976	0.39	$0.14	$6.43	$13.56
28	43.492	0.42	$0.15	$6.57	$15.17
29	45.926	0.45	$0.16	$6.73	$16.23
30	48.730	0.47	$0.16	$6.90	$17.47
			Annualized Index Return		-2.37%
			Annualized iPath® Indicative Value Return		-3.44%

Hypothetical Examples

Example 4

A	B	C	D	E	F
Year	Index Level	Average Yearly Index Factor	Investor Fee	Accrued Investor Fee	Indicative Value
A	B	Average of (B / Starting Index)	C x Principal x Investor Fee Rate	Running Total of D	(Principal x (B / Starting Index)) – E
0	100.000	1.00	$0.00	$0.00	$50.00
1	109.154	1.05	$0.39	$0.39	$54.18
2	119.146	1.14	$0.43	$0.82	$58.75
3	130.053	1.25	$0.47	$1.29	$63.74
4	141.958	1.36	$0.51	$1.80	$69.18
5	154.952	1.48	$0.56	$2.36	$75.12
6	169.137	1.62	$0.61	$2.96	$81.61
7	184.619	1.77	$0.66	$3.63	$88.68
8	201.519	1.93	$0.72	$4.35	$96.41
9	219.967	2.11	$0.79	$5.14	$104.84
10	240.102	2.30	$0.81	$5.95	$114.10
11	262.081	2.51	$0.88	$6.82	$124.22
12	286.072	2.74	$0.96	$7.78	$135.25
13	312.259	2.99	$1.05	$8.83	$147.30
14	344.015	3.28	$1.15	$9.98	$162.03
15	434.737	3.89	$1.36	$11.34	$206.03
16	306.677	3.71	$1.30	$12.64	$140.70
17	268.922	2.88	$1.01	$13.65	$120.81
18	235.814	2.52	$0.88	$14.53	$103.38
19	206.782	2.21	$0.77	$15.30	$88.09
20	181.325	1.94	$0.68	$15.98	$74.68
21	159.002	1.70	$0.60	$16.58	$62.93
22	139.427	1.49	$0.52	$17.10	$52.62
23	122.261	1.31	$0.46	$17.56	$43.57
24	107.210	1.15	$0.40	$17.96	$35.65
25	94.011	1.01	$0.35	$18.31	$28.69
26	82.437	0.88	$0.31	$18.62	$22.60
27	72.288	0.77	$0.27	$18.89	$17.25
28	63.388	0.68	$0.24	$19.13	$12.57
29	55.584	0.59	$0.21	$19.33	$8.46
30	48.730	0.52	$0.18	$19.52	$4.85
			Annualized Index Return		-2.37%
			Annualized iPath® Indicative Value Return		-7.48%

Hypothetical Examples

Example 5

In this hypothetical example, two ETN “reverse split” events occur at the end of year-26 and the end of year-29, respectively. This hypothetical example shows the effect of the ETN reverse split on the payment at maturity or upon early redemption of the ETNs, whereby an investor in this example initially holding eight ETNs would be holding one ETN by the maturity date.

For the purpose of this hypothetical example, the initial indicative value of $50.00 per ETN represents the applicable cost basis per ETN following the initial investment of $400.00 to purchase eight ETNs. This initial indicative value of $50.00 is doubled to $100.00 following the first ETN reverse split event at the end of year-26, as the applicable cost basis of the initial $400.00 investment in the ETNs must be distributed evenly across each of the four ETNs remaining following this first ETN reverse split. Similarly, the new initial indicative value of $100.00 is doubled to $200.00 following the second ETN reverse split event at the end of year-29, as the applicable cost basis of the initial $400.00 investment in the ETNs must be distributed evenly between each of the two ETNs remaining following this second ETN reverse split.

This example also takes into account the change in the investor fee rate from 0.75% per annum for years 0 through 9 to the new investor fee rate of 0.70% per annum from year 10 onwards.  Furthermore, for purposes of this hypothetical example, each of the investor fee and the accrued investor fee are doubled following each ETN split event in order to illustrate the specific amounts added to or subtracted from, as applicable, the relevant initial indicative value per ETN following each ETN split event.

For a detailed explanation of how the value of your ETNs is calculated on a daily basis during the term the ETNs, see “Specific Terms of the ETNs”. For more information regarding ETN “reverse split” events, see “Valuation of the ETNs—Split or Reverse Split of the ETNs”.

Hypothetical Examples

A	B	C	D	E	F	G
Year	Index Level	Average Yearly Index Factor	Investor Fee	Accrued Investor Fee	Indicative Value	Indicative Value
A	B	Average of (B / Starting Index)	C x Principal x Investor Fee Rate	Running Total of D	(Principal x (B / Starting Index)) – E	Of a $400 investment in the ETNs
Pre ETN Reverse Split (Principal = $50 per ETN)
0	100.000	1.00	$0.00	$0.00	$50.00	$400.00
1	109.154	1.05	$0.39	$0.39	$54.18	$433.47
2	119.146	1.14	$0.43	$0.82	$58.75	$470.01
3	130.053	1.25	$0.47	$1.29	$63.74	$509.89
4	141.958	1.36	$0.51	$1.80	$69.18	$553.43
5	154.952	1.48	$0.56	$2.36	$75.12	$600.97
6	169.137	1.62	$0.61	$2.96	$81.61	$652.85
7	184.619	1.77	$0.66	$3.63	$88.68	$709.47
8	201.519	1.93	$0.72	$4.35	$96.41	$771.28
9	219.967	2.11	$0.79	$5.14	$104.84	$838.74
10	240.102	2.30	$0.81	$5.95	$114.10	$912.84
11	262.081	2.51	$0.88	$6.82	$124.22	$993.73
12	286.072	2.74	$0.96	$7.78	$135.25	$1,082.02
13	312.259	2.99	$1.05	$8.83	$147.30	$1,178.39
14	344.015	3.28	$1.15	$9.98	$162.03	$1,296.23
15	434.737	3.89	$1.36	$11.34	$206.03	$1,648.23
16	306.677	3.71	$1.30	$12.64	$140.70	$1,125.60
17	268.922	2.88	$1.01	$13.65	$120.81	$966.52
18	235.814	2.52	$0.88	$14.53	$103.38	$827.03
19	206.782	2.21	$0.77	$15.30	$88.09	$704.71
20	181.325	1.94	$0.68	$15.98	$74.68	$597.45
21	159.002	1.70	$0.60	$16.58	$62.93	$503.40
22	139.427	1.49	$0.52	$17.10	$52.62	$420.93
23	122.261	1.31	$0.46	$17.56	$43.57	$348.60
24	107.210	1.15	$0.40	$17.96	$35.65	$285.17
25	94.011	1.01	$0.35	$18.31	$28.69	$229.55
26	82.437	0.88	$0.31	$18.62	$22.60	$180.79
ETN Reverse Split Event #1 (8 ETNs become 4 ETNs) (Principal = $100 per ETN)
26	82.437	0.88	$0.62	$37.24	$45.20	$180.79
27	72.288	0.77	$0.54	$37.78	$34.51	$138.04
28	63.388	0.68	$0.48	$38.25	$25.13	$100.53
29	55.584	0.59	$0.41	$38.67	$16.92	$67.67
ETN Reverse Split Event #2(4 ETNs become 2 ETNs) (Principal = $200 per ETN)
29	55.584	0.59	$0.83	$77.34	$33.83	$67.67
30	48.730	0.52	$0.73	$78.06	$19.40	$38.79
			Annualized Index Return			-2.37%
			Annualized iPath® Indicative Value Return			-7.48%

RISK FACTORS

The ETNs are senior unsecured debt obligations of Barclays Bank PLC and are not secured debt. The ETNs are riskier than ordinary unsecured debt securities. The return on the ETNs is linked to the performance of the Index. Investing in the ETNs is not equivalent to investing directly in underlying index components or the Index itself. See the section entitled “The Index—General Information”, as well as the Index-specific sections, in this pricing supplement for more information.

This section describes the most significant risks relating to an investment in the ETNs. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the ETNs.

Even If the Value of the Underlying Index at Maturity or upon Early Redemption Exceeds its Initial Level, You May Receive Less Than the Principal Amount of Your ETNs

The ETN performance is linked to the performance of the Index less an investor fee.  There is no minimum limit to the level of the Index.  Moreover, the ETNs are not principal protected.  Therefore, a decrease in the level of the Index could cause you to lose up to your entire investment in the ETNs.

Furthermore, because the investor fee reduces the amount of your return at maturity or upon redemption, the value of the Index must increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon redemption of your ETNs. If the value of the Index decreases or does not increase sufficiently to offset the investor fee, you will receive less than the principal amount of your investment at maturity or upon redemption of your ETNs.

You Will Not Benefit from Any Increase in the Value of the Underlying Index If Such Increase Is Not Reflected in the Value of the Index on the Applicable Valuation Date

If the Index does not increase by an amount sufficient to offset the investor fee between the inception date and the applicable valuation date (including the final valuation date), we will pay you less than the principal amount of your ETNs at maturity or upon redemption. This will be true even if the value of the Index as of some date or dates prior to the applicable valuation date would have been sufficiently high to offset the investor fee.

There Are Restrictions on the Minimum Number of ETNs You May Redeem and on the Dates on Which You May Redeem Them

You must redeem at least 30,000 ETNs at one time in order to exercise your right to redeem your ETNs on any holder redemption date. You may only redeem your ETNs on a holder redemption date if we receive a notice of redemption from you by no later than 4:00 p.m., New York City time, and a confirmation of redemption by no later than 5:00 p.m., New York City time, on the business day prior to the applicable valuation date. If we do not receive your notice of redemption by 4:00 p.m., New York City time, or your confirmation of redemption by 5:00 p.m., New York City time, on the business day prior to the applicable valuation date, your notice will not be effective and we will not redeem your ETNs on the applicable holder redemption date. Your notice of redemption and confirmation of redemption will not be effective until we confirm receipt. See “Specific Terms of the ETNs – Redemption Procedures” for more information.

The Market Value of the ETNs May Be Influenced by Many Unpredictable Factors, Including Volatile Commodities Prices

The market value of your ETNs may fluctuate between the date you purchase them and the applicable valuation date. You may also sustain a significant loss if you sell the ETNs in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the ETNs. We expect that generally the value of the index components and of the Index itself will affect the market value of the ETNs more than any other factor. Other factors that may influence the market value of  the ETNs include:

•      the time remaining to the maturity of the ETNs;

•      supply and demand for the ETNs, including inventory positions with Barclays Capital Inc. or any market maker and any decision we may make not to issue additional ETNs or to cease or suspend sales of ETNs from inventory;

•      economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the underlying Index or the market price of the index components included in the Index; or

•      the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your ETNs may offset or enhance the effect of another factor.

Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of Your ETNs

The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges (including the New York Mercantile Exchange) and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the value of the Index and therefore, the value of your ETNs.

In making its calculations of the Index, if the relevant trading facility does not publish a settlement price as scheduled, or publishes a settlement price that, in the reasonable judgment of the Index Sponsor, is manifestly incorrect, the Index Sponsor may determine the settlement price in its reasonable judgment. In addition, if any day on which the Index Sponsor calculates the Index is a day on which a relevant trading facility for a futures contract included on the Index is not open, then the Index Sponsor will use the settlement price for such contract as of the last day on which such trading facility was open. In the circumstances described above, the value of the Index and therefore, the value of your ETNs may be adversely affected.

Future Prices of the Index Components That Are Different Relative to Their Current Prices May Result in a Reduced Amount Payable at Maturity or Upon Redemption

The Index is composed of commodity futures contracts rather than physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by similar contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract for delivery in November. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. The actual realization of a potential roll yield will be dependent upon the level of the related spot price relative to the unwind price of the commodity futures contract at the time of sale of the contract. Many of the contracts included in the Index have historically exhibited consistent periods of backwardation.  However, certain of the commodities reflected in the Index, such as gold, have historically traded in “contango” markets.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative roll yields, which could adversely affect the value of the Index and, accordingly, decrease the payment you receive at maturity or upon early redemption of your ETNs.

Historical Values of the Index or Any Index Component Should Not Be Taken as an Indication of the Future Performance of the Index During the Term of the ETNs

The actual performance of the Index or any index component over the term of the ETNs, as well as the amount payable at maturity or upon redemption may bear little relation to the historical values of the Index or the index components, which in most cases have been highly volatile.

Commodity Prices May Change Unpredictably, Affecting the Value of the Index and the Value of Your ETNs in Unforeseeable Ways

Trading in futures contracts on physical commodities, including trading in the index components is speculative and can be extremely volatile. Market prices of the index components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction.  The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the Index and the value of your ETNs in varying ways, and different factors may cause the prices of the index components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Supply of and Demand for Physical Commodities Tends to be Particularly Concentrated, So Prices Are Likely to Be Volatile

The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions.  In particular, recent growth in industrial production and gross domestic product has made China an oversized user of commodities and has increased the extent to which certain commodities rely on the Chinese markets.  Political, economic and other developments that affect China may affect the value of the commodities underlying the index components and, thus, the value of the Index and the ETNs linked to the Index.  Because certain of the commodities underlying the index components may be produced in a limited number of countries and may be controlled by a small number of producers, political, economic and supply related events in such countries could have a disproportionate impact on the prices of such commodities and the value of your ETNs.

We May Redeem the ETNs at Any Time on or after April 30, 2015

We have the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any trading day on or after April 30, 2015 until and including maturity. If we elect to redeem the ETNs, we will deliver written notice of such election to redeem to the holders of the ETNs not less than ten calendar days prior to the issuer redemption date specified by us in such notice. In this scenario, the ETNs will be redeemed on the date specified by us in the issuer redemption notice, but in no event prior to the tenth calendar day following the date on which we deliver such notice.

If we exercise our right to redeem the ETNs, the payment you receive may be less than the payment that you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the redemption date in a comparable investment. Our right to redeem the ETNs may also adversely impact your ability to sell your ETNs, and/or the price at which you may be able to sell your ETNs, following delivery of the issuer redemption notice.

Changes in the Treasury Bill Rate of Interest May Affect the Value of the Index and Your ETNs

Because the value of the Index is linked, in part, to the Treasury Bill rate of interest that could be earned on cash collateral invested in specified Treasury Bills, changes in the Treasury Bill rate of interest may affect the amount payable on your ETNs at maturity or upon redemption and, therefore, the market value of your ETNs. Assuming the trading prices of the index components included in the Index remain constant, an increase in the Treasury Bill rate of interest will increase the value of the Index and, therefore, the value of your ETNs. A decrease in the Treasury Bill rate of interest will adversely impact the value of the Index and, therefore, the value of your ETNs.

Changes in Our Credit Ratings May Affect the Market Value of Your ETNs

Our credit ratings are an assessment of our ability to pay our obligations, including those on the ETNs. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your ETNs. However, because the return on your ETNs is dependent upon certain factors in addition to our ability to pay our obligations on your ETNs, an improvement in our credit ratings will not reduce the other investment risks related to your ETNs.

You Will Not Receive Interest Payments on the ETNs or Have Rights in the Exchange-Traded Futures Contracts Constituting the Index Components

You will not receive any periodic interest payments on your ETNs. As an owner of the ETNs, you will not have rights that investors in the index components included in the Index may have. Your ETNs will be paid in cash, and you will have no right to receive delivery of any index components or commodities underlying the index components.

There May Not Be an Active Trading Market in the ETNs; Sales in the Secondary Market May Result in Significant Losses

Although we have listed the ETNs on NYSE Arca, there can be no assurance that a secondary market for the ETNs will exist at any time.  Even if there is a secondary market for the ETNs, whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity for you to trade or sell your ETNs easily.  In addition, certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the ETNs, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other securities exchange.

Trading and Other Transactions by Barclays Bank PLC or Its Affiliates in Instruments Linked to the Index or Index Components May Impair the Market Value of the ETNs

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more of our affiliates may hedge our obligations under the ETNs by purchasing index components (including the underlying physical commodities), futures or options on index components or the Index, or other derivative instruments with returns linked to the performance of index components or the Index, and we may adjust these hedges by, among other things, purchasing or selling any of the foregoing. Although they are not expected to, any of these hedging activities may adversely affect the market price of index components and the value of the Index and, therefore, the market value of the ETNs. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the ETNs declines.

We or one or more of our affiliates may also engage in trading in index components, futures or options on index components, the physical commodities underlying the index components or the Index, and other investments relating to index components or the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price of the index components or the value of the Index and, therefore, the market value of the ETNs. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the ETNs. With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the ETNs into consideration at any time.

The Liquidity of the Market for the ETNs May Vary Materially Over Time

As stated on the cover of this pricing supplement, we sold a portion of the ETNs on the inception date, and the remainder of the ETNs will be offered and sold from time to time through Barclays Capital Inc., our affiliate, as agent.  Also, the number of ETNs outstanding or held by persons other than our affiliates could be reduced at any time due to early redemptions of the ETNs.  Accordingly, the liquidity of the market for the ETNs could vary materially over the term of the ETNs.  While you may elect to redeem your ETNs prior to maturity, early redemption is subject to the conditions and procedures described elsewhere in this pricing supplement, including the condition that you must redeem at least 30,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date.

The ETNs May Trade at a Substantial Premium to or Discount from the Daily Redemption Value and/or Intraday Indicative Value

The ETNs may trade at a substantial premium to or discount from the daily redemption value and/or the intraday indicative value.  The daily redemption value is the value of the ETNs calculated by us on a daily basis and is used to determine the payment at maturity or upon early redemption.  The intraday indicative value is meant to approximate on an intraday basis the component of the ETN’s value that is attributable to the Index and is provided for reference purposes only.  If you sell your ETNs on the secondary market, you will receive the market price for your ETNs, which may be substantially above or below the daily redemption value and/or intraday indicative value.  In addition, if you purchase your ETNs at a price which reflects a premium over the daily redemption value, you may experience a significant loss if you sell or redeem your ETNs at a time when such premium is no longer present in the market place.

We Have No Obligation to Issue Additional ETNs, and We May Cease or Suspend Sales of the ETNs

As further described in the accompanying prospectus supplement under “Summary—Medium-Term Notes—Amounts That We May Issue” on page S-4 and “Summary—Medium-Term Notes—Reissuances or Reopened Issues” on page S-4, we have the right, but not the obligation, to issue additional ETNs once the initial distribution is complete.  We also reserve the right to cease or suspend sales of the ETNs from inventory held by our affiliate Barclays Capital Inc. at any time after the inception date. If we choose not to issue additional ETNs or to cease or suspend sales of the ETNs from inventory, this will impact supply and demand for the ETNs and may impact the liquidity and price of the ETNs in the secondary market.  As a result, if you buy or sell your ETNs on the secondary market, the price that you pay or receive may be higher or lower than if we had decided to issue additional ETNs or not to cease or suspend sales of the ETNs from inventory at that time.

Our Business Activities May Create Conflicts of Interest

We and our affiliates expect to play a variety of roles in connection with the issuance of the ETNs. As noted above, we and our affiliates expect to engage in trading activities related to the index components (including the underlying physical commodities), futures or options on index components or the Index, or other derivative instruments with returns linked to the performance of index components or the Index that are not for the account of holders of the ETNs or on their behalf. These trading activities may present a conflict between the holders’ interest in the ETNs and the interests that we and our affiliates will have in our and our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management. These trading activities, if they influence the value of the Index, could be adverse to the interests of the holders of the ETNs. Moreover, we and our affiliates have published and in the future expect to publish research reports with respect to some or all of the physical commodities underlying the index components and physical commodities generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the ETNs. The research should not be viewed as a recommendation or endorsement of the ETNs in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, Barclays Capital Inc. or our other affiliates may affect the market price of the index components and the value of the Index and, therefore, the market value of the ETNs. With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the ETNs into consideration at any time.

Barclays Bank PLC and Its Affiliates Have No Affiliation with the Index Sponsor and Are Not Responsible for Its Public Disclosure of Information, Which May Change Over Time

We and our affiliates are not affiliated with the Index Sponsor in any way and have no ability to control or predict its actions, including any errors in, or discontinuation of disclosure regarding the Index Sponsor’s methods or policies relating to the calculation of the Index in its capacity as Index Sponsor.  The Index Sponsor is not under any obligation to continue to calculate the Index or required to calculate any successor indices. If the Index Sponsor discontinues or suspends the calculation of the Index, it may become difficult to determine the market value of the ETNs or the amount payable at maturity or upon redemption. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the discontinued or suspended Index exists, the amount you receive at maturity or upon redemption of the ETNs will be determined by the calculation agent in its sole discretion. See “Specific Terms of the ETNs – Market Disruption Event” and “– Discontinuance or Modification of the Index” in this pricing supplement.

Substantially all of the disclosure in this pricing supplement regarding the Index, including its make-up, method of calculation and changes in its components, is derived from publicly available information. We have not independently verified this information. You, as an investor in the ETNs, should make your own investigation into the Index and the Index Sponsor.  The Index Sponsor has no obligation to consider your interests as a holder of the ETNs.

The Policies of the Index Sponsor and Changes That Affect the Composition and Valuation of the Index or the Index Components Could Affect the Amount Payable on Your ETNs and Their Market Value

The policies of the Index Sponsor concerning the calculation of the level of the Index, additions, deletions or substitutions of index components and the manner in which changes affecting the index components are reflected in the Index could affect the value of the Index and, therefore, the amount payable on your ETNs at maturity or upon redemption and the market value of your ETNs prior to maturity.

Additional commodity futures contracts may satisfy the eligibility criteria for inclusion in the Index, and the commodity futures contract or contracts currently included in the Index may fail to satisfy such criteria.  The weighting factors applied to each futures contract included in the S&P GSCI and/or the Index may change annually, based on changes in commodity production and volume statistics.  In addition, the Index Sponsor may modify the methodology for determining the composition and weighting of the Index, for calculating its value in order to assure that the Index represents an adequate measure of market performance or for other reasons, or for calculating the value of the Index.  With respect to the Index, a number of modifications to the methodology for determining the contracts to be included in the S&P GSCI and the Index, and for valuing the S&P GSCI and thus the Index, have been made in the past several years and further modifications may be made in the future.  The Index Sponsor may also discontinue or suspend calculation or publication of the Index, in which case it may become difficult to determine the market value of the Index.  Any such changes could adversely affect the value of your ETNs.

If events such as these occur, or if the value of the Index is not available or cannot be calculated because of a market disruption event or for any other reason, the calculation agent may be required to make a good faith estimate in its sole discretion of the value of the Index. The circumstances in which the calculation agent will be required to make such a determination are described more fully under “Specific Terms of the ETNs – Market Disruption Event”, “– Discontinuance or Modification of the Index” and “– Role of Calculation Agent”.

The Index May in the Future Include Contracts That Are Not Traded on Regulated Futures Exchanges

The Index was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). At present, the Index continues to be composed exclusively of regulated futures contracts.  As described below, however, the Index may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the U.S. Commodity Exchange Act of 1936, or other applicable statutes and related regulations, that govern trading on regulated U.S. futures exchanges, or similar statutes and regulations that govern trading on regulated foreign exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities, and the inclusion of such contracts in the Index, may be subject to certain risks not presented by most exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Currently, Barclays Bank PLC serves as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the ETNs at maturity or upon redemption. For a more detailed description of the calculation agent’s role, see “Specific Terms of the ETNs – Role of Calculation Agent” in this pricing supplement.

If the Index Sponsor were to discontinue or suspend calculation or publication of the Index, it may become difficult to determine the market value of the ETNs.  If events such as these occur, or if the value of the Index is not available or cannot be calculated because of a market disruption event or for any other reason, the calculation agent may be required to make a good faith estimate in its sole discretion of the value of the Index.  The circumstances in which the calculation agent will be required to make such a determination are described more fully under “Specific Terms of the ETNs – Role of Calculation Agent” in this pricing supplement.

The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Index has occurred or is continuing on a valuation date, including the final valuation date. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability to unwind our or our affiliates’ hedge positions. Since these determinations by the calculation agent may affect the market value of the ETNs, the calculation agent may have a conflict of interest if it needs to make any such decision.

If a Market Disruption Event Has Occurred or Exists on a Valuation Date, the Calculation Agent Can Postpone the Determination of the Value of the Index or the Maturity Date or a Redemption Date

The determination of the value of the Index on a valuation date, including the final valuation date, may be postponed if the calculation agent determines that a market disruption event with respect to the Index has occurred or is continuing on such valuation date. If such a postponement occurs, the index components unaffected by the market disruption event shall be determined on the scheduled valuation date and the value of the affected index component shall be determined using the closing value of the affected index component on the first trading day after that day on which no market disruption event occurs or is continuing. In no event, however, will a valuation date for the ETNs be postponed by more than five trading days. As a result, the maturity date or a redemption date for the ETNs could also be postponed, although not by more than five trading days. If a valuation date is postponed until the fifth trading day following the scheduled valuation date but a market disruption event occurs or is continuing on such day, that day will nevertheless be the valuation date and the calculation agent will make a good faith estimate in its sole discretion of the value of the Index for such day. See “Specific Terms of the ETNs – Market Disruption Event” in this pricing supplement.

Postponement of a Valuation Date May Result in a Reduced Amount Payable at Maturity or Upon Redemption

As the payment at maturity or upon redemption is a function of, among other things, the applicable index factor on the final valuation date or applicable valuation date, as the case may be, the postponement of any valuation date may result in the application of a different applicable index factor and, accordingly, decrease the payment you receive at maturity or upon redemption.

Changes in Law or Regulation Relating to Commodities Futures Contracts May Adversely Affect the Value of the Commodity Index.

Commodity futures contracts, such as the Commodity Index Components, are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. Because the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd Frank Act”) regulatory scheme (including the rulemaking authority granted to the Commodity Futures Trading Commission thereunder has not yet been fully implemented, the ultimate impact of the regulations on the markets and market participants cannot yet be determined. Similarly, other regulatory organizations (such as the European Securities and Markets Authority) have proposed, and in the future may propose, further reforms similar to those enacted by the Dodd-Frank Act or other legislation which could have an adverse impact on the liquidity and depth of the commodities, futures and derivatives markets. Any such adverse impact may have a material adverse effect on the Index Level and, consequently, on the value of your ETNs.

Holders of the ETNs will not benefit from the regulatory protections of the CFTC or any non-U.S. regulatory authority that they may have received had they invested in commodities or commodities futures contracts directly.

Data Sourcing, Calculation and Concentration Risks Associated with the Index May Adversely Affect the Market Price of the ETNs

Because the ETNs are linked to an Index which is composed of a basket of exchange-traded futures contracts on commodities, the Index will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility.  Additionally, the annual composition of the Index will be recalculated in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or other errors that may affect the weighting of the index components. Any discrepancies that require revision are not applied retroactively but will be reflected in the weighting calculations of the Index for the following period. Additionally, the Index Sponsor may not discover every discrepancy. Furthermore, the weightings for the Index are determined by the Index Sponsor, in consultation with the Index Committee. The Index Sponsor has sole discretion in making decisions with respect to the Index and has no obligation to take the needs of any parties to transactions involving the Index into consideration when reweighting or making any other changes to the Index.  Finally, the exchange-traded commodities underlying the futures contracts included in the Index from time to time are concentrated in a limited number of sectors. An investment in the ETNs may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

The Index Sponsor May be Required to Replace a Designated Contract if the Existing Futures Contract Is Terminated or Replaced

A futures contract known as a “designated contract” has been selected as the reference contract for the physical commodity underlying each index component. Data concerning this designated contract will be used to calculate the Index that includes that index component. If a designated contract were to be terminated or replaced in accordance with the rules described under “The Index—General Information” in this pricing supplement, a comparable futures contract would be selected by the Index Sponsor, if available, to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the value of the Index in which the relevant index component is included.

The Tax Consequences Are Uncertain

The U.S. federal income tax treatment of the ETNs is uncertain and the Internal Revenue Service could assert that the ETNs should be taxed in a manner that is different than described in this pricing supplement.  As discussed further below, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the ETNs and whether all or part of the gain you may recognize upon the sale, early redemption or maturity of an instrument such as the ETNs should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the ETNs (and while any such guidance may be issued on a prospective basis only), such guidance could require you to accrue income over the term of an instrument such as the ETNs even though you will not receive any payments with respect to the ETNs until early redemption or maturity. The outcome of this process is uncertain.  Additionally, members of Congress have periodically made proposals to reform or otherwise modify the U.S. federal income tax treatment of financial instruments such as the ETNs.  For example, in 2016, legislation was proposed that, if enacted, would generally require holders of instruments such as the ETNs that are acquired after the bill is enacted to annually recognize gain or loss with respect to such instruments on a “mark-to-market” basis and to treat any such gain or loss as ordinary income or loss.  It is not possible to predict whether any such legislation will be enacted in the future, or whether any such legislation would affect the tax treatment of your ETNs.

Moreover, it is possible that the Internal Revenue Service could seek to tax your ETNs by reference to your deemed ownership of the index components.  In such a case, it is possible that Section 1256 of the Internal Revenue Code could apply to your ETNs, in which case any gain or loss that you recognize with respect to the ETNs that is attributable to the regulated futures contracts represented in the Index could be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the ETNs.  Under this approach, you could also be required to mark such portion of the ETNs to market at the end of each taxable year (i.e., recognize gain, and possibly recognize loss, as if the relevant portion of your ETNs had been sold for fair market value).  Under this alternative treatment, you could also be required to (i) recognize gain or loss, at least some of which could be short-term capital gain or loss, each time the Index rebalances or each time a futures contract tracked by the Index rolls, and (ii) currently accrue ordinary interest income in respect of the notional interest component of the Index.

For a discussion of the U.S. federal income tax treatment applicable to your ETNs as well as other potential alternative characterizations for your ETNs, please see the discussion under “Material U.S. Federal Income Tax Considerations” below.  You should consult your tax advisor as to the possible alternative treatments in respect of the ETNs.

THE INDEX – GENERAL INFORMATION

The following is a description of the S&P GSCI, and the Index. We have derived substantially all of the information contained in this pricing supplement regarding the Index, including its make-up, method of calculation, changes in its components and historical performance, from publicly available information. We have not independently verified this information. You, as an investor in the ETNs, should make your own investigation into the Index and the Index Sponsor.

The information contained herein with respect to the S&P GSCI and the Index reflects the policies of the Index Sponsor at the date of this pricing supplement. The S&P GSCI, the Index and the policies of the Index Sponsor are subject to change by the Index Sponsor at any time. The Index Sponsor owns the copyright and all other rights to the S&P GSCI and the Index. The Index Sponsor is not involved in the offer of the ETNs in any way, has no obligation to consider your interests as a holder of the ETNs, and the Index Sponsor has no obligation to continue to publish, and may discontinue publication of the Index. The consequences of the discontinuance or modification of the Index are described below in the section entitled “Specific Terms of the ETNs – Discontinuance or Modification of the Index.”

Current information regarding the market value of the Index is available from the Index Sponsor and numerous public sources. Neither we nor any of our affiliates make any representation that publicly available information about the Index is accurate or complete. In addition, neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the Index.

Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the closing value of the Index is not an indication that the Index are more or less likely to increase or decrease at any time during the term of your ETNs. It is impossible to predict whether the price of the index components will rise or fall and you should not take the historical values of the Index as an indication of future performance. We cannot give you any assurance that the future performance of the Index or any index component will result in you receiving an amount greater than the principal amount of your ETNs at maturity or upon early redemption. Neither we nor any of our affiliates makes any representation to you as to the performance of the Index.

Information contained on certain websites mentioned below is not incorporated by reference in, and should not be considered part of, this pricing supplement or the accompanying prospectus supplement and prospectus.

Because the Index is a related index of the S&P GSCI, disclosure in this pricing supplement relating to the S&P GSCI accordingly relates to the Index as well and should be read in conjunction with the individual description of the Index.

Commodity Futures Markets

As discussed in the description of the Index below, the Index is composed of one or more futures contracts on physical commodities. Futures contracts on physical commodities and commodity indices are traded on regulated futures exchanges, and physical commodities and other derivatives on physical commodities and commodity indices are traded in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the S&P GSCI and thus the Index are exchange-traded futures contracts. An exchange-traded futures contract provides for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities provides for the payment and receipt of cash based on the level of the index at settlement or liquidation of the contract. A futures contract provides for a specified settlement month in which the cash settlement is made or in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”).

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin”. This amount varies based on the requirements imposed by the exchange clearing houses, but may be lower than 5% of the notional value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent daily payments as the price of the futures contract fluctuates. These payments are called “variation margin” and are made as the existing positions in the futures contract become more or less valuable, a process known as “marking to the market”.

Futures contracts are traded on organized exchanges, known as “designated contract markets” in the United States. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm, referred to as a “futures commission merchant”, which is a member of the clearing house. The clearing house guarantees the performance of each clearing member that is a party to a futures contract by, in effect, taking the opposite side of the transaction. Clearing houses do not guarantee the performance by clearing members of their obligations to their customers.

Unlike equity securities, futures contracts, by their terms, have stated expirations and, at a specified point in time prior to expiration, trading in a futures contract for the current delivery month will cease. As a result, a market participant wishing to maintain its exposure to a futures contract on a particular commodity with the nearest expiration must close out its position in the expiring contract and establish a new position in the contract for the next delivery month, a process referred to as “rolling”. For example, a market participant with a long position in November crude oil futures that wishes to maintain a position in the nearest delivery month will, as the November contract nears expiration, sell November futures, which serves to close out the existing long position, and buy December futures. This will “roll” the November position into a December position, and, when the November contract expires, the market participant will still have a long position in the nearest delivery month.

Futures exchanges and clearing houses in the United States are subject to regulation by the Commodities Futures Trading Commission. Exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. The structure and nature of trading on non-U.S. exchanges, however, may differ from this description.

The S&P GSCI

The Index is a related index of the S&P GSCI Disclosure in this section relating to the methodology for compiling the S&P GSCI accordingly relates as well to the methodology of compiling the Index.  The next section, “—The Index” describes the features of the Index that differ from the S&P GSCI.

The S&P GSCI is an index based on a production-weighted basket of futures contracts on physical commodities traded on trading facilities in countries that are members of the Organization for Economic Cooperation and Development (“OECD”). The S&P GSCI is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI are those physical commodities on which active and liquid contracts are traded on trading facilities in countries that are members of the OECD. The commodities represented in the S&P GSCI are weighted, on a production basis, to reflect their relative significance (in the view of SPDJI, in consultation with the Index Committee, which is described below) to the world economy. The fluctuations in the value of the S&P GSCI are intended generally to correlate with changes in the prices of such physical commodities in global markets. The value of the S&P GSCI has been normalized such that its hypothetical level on January 2, 1970 was 100.

The contracts to be included in the S&P GSCI at any given time must satisfy several sets of eligibility criteria established by SPDJI. First, SPDJI identifies those contracts that meet the general criteria for eligibility. Second, the contract volume and weight requirements are applied and the number of contracts is determined, which serves to reduce the list of eligible contracts. At that point, the list of designated contracts for the relevant period is complete. The composition of the S&P GSCI is also reviewed on a monthly basis by SPDJI.

Set forth below is a summary of the composition of and the methodology used to calculate the S&P GSCI. The methodology for determining the composition and weighting of the S&P GSCI and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCI. SPDJI makes the official calculations of the S&P GSCI.

The Index Committee and the S&P GSCI Index Advisory Panel

SPDJI has established an index committee (the “Index Committee”) to oversee the daily management and operations of the S&P GSCI, and is responsible for all analytical methods and calculation in the S&P GSCI and the Index.  At each meeting, the Index Committee reviews any issues that may affect the components of the S&P GSCI, statistics comparing its composition to the market, commodities being considered for addition and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting commodities, or other matters. SPDJI considers information about changes to its indices and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.  All references to methodology related decisions made by SPDJI in this pricing supplement represent decisions made by the Index Committee.

SPDJI has also established an S&P GSCI Index Advisory Panel (the “Panel”) to assist it in connection with the operation of the S&P GSCI. The Panel meets on an annual basis and at other times at the request of the Index Committee. The principal purpose of the Panel is to advise the Index Committee with respect to, among other things, the calculation of the S&P GSCI, the effectiveness of the S&P GSCI as a measure of commodity futures market performance and the need for changes in the composition or methodology of the S&P GSCI. The Panel acts solely in an advisory and consultative capacity; the Index Committee makes all decisions with respect to the composition, calculation and operation of the S&P GSCI. Certain members of the Panel may be affiliated with clients of SPDJI. Also, certain of the members of the Panel may be affiliated with entities which from time to time may have investments linked to the S&P GSCI, either through transactions in the contracts included in the S&P GSCI, futures contracts on the S&P GSCI or derivative products linked to the S&P GSCI.

Composition of the S&P GSCI

In order to be included in the S&P GSCI, a contract must satisfy the following general eligibility criteria:

(1) The contract must:

(a) be in respect of a physical commodity (rather than a financial commodity);

(b) have a specified expiration or term, or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

(c) at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

(2) The commodity must be the subject of a contract that:

(a) is denominated in U.S. dollars;

(b) is traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country that is a member of the OECD and:

•                  makes price quotations generally available to its members or participants (and, if SPDJI is not such a member or participant, to SPDJI) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

•                  makes reliable trading volume information available to SPDJI with at least the frequency required by SPDJI to make the monthly determinations;

•                  accepts bids and offers from multiple participants or price providers; and

•                  is accessible by a sufficiently broad range of participants; and

(c) is traded on a trading facility which allows market participants to execute spread transactions through a single order entry between pairs of contract expirations included in the S&P GSCI that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods.

(3) The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI. In appropriate circumstances, however, SPDJI may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

(4) At and after the time a contract is included in the S&P GSCI, the daily contract reference price for such contract must be published between 10:00 a.m. and 4:00 p.m., New York City time on each contract business day by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and SPDJI) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

(5)     Volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

(6)     In order to be added to the S&P GSCI, a contract that is not included in the S&P GSCI at the time of determination and that is based on a commodity that is not represented in the S&P GSCI at such time, must, have an annualized total dollar value traded, over the relevant period of at least $15 billion. The total dollar value traded is the dollar value of the total annualized quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

(7) In order to continue to be included in the S&P GSCI, a contract already in the S&P GSCI at the time of determination, and that is the only contract on the relevant commodity included in the S&P GSCI must have an annualized total dollar value traded over the relevant period of at least $5 billion and of at least $10 billion during at least one of the three most recent annual periods used in making the determination.

(8) In order to be added to the S&P GSCI, a contract that is not in the S&P GSCI at the time of determination, and is based on a commodity on which there are one or more contracts included in the S&P GSCI at such time must have an annualized total dollar value traded over the relevant period of at least $30 billion.

(9) In order to continue to be included in the S&P GSCI, a contract that is already in the S&P GSCI at the time of determination, and is based on a commodity on which there are one or more contracts already in the S&P GSCI at such time, must have an annualized  total dollar value traded of at least $10 billion over the relevant period and of at least $20 billion during at least one of the three most recent annual periods used in making the determination.

(10) In order to continue to be included in the S&P GSCI at the time of determination, a contract must have a reference percentage dollar weight of at least 0.10%. The reference dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. The reference percentage dollar weight is determined by taking the sum of the reference dollar weights for all contracts included in the S&P GSCI and then determining each contract’s percentage of the total of such sum.

(11) In order to be added to the S&P GSCI, a contract must have a reference percentage dollar weight of at least 1.00% at the time of determination.

(12) In the event that two or more contracts on the same commodity satisfy the eligibility criteria,

(a) such contracts are included in the S&P

GSCI in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first. No further contracts are included if such inclusion results in the portion of the S&P GSCI attributable to such commodity exceeding a particular level; and

(b) if additional contracts could be included with respect to several commodities at the same time, the procedure in paragraph 12(a) above is first applied to the commodity that has the smallest portion of the S&P GSCI attributable to it at the time of determination. Subject to the other eligibility criteria the contract with the highest total quantity traded on such commodity is included. Before any additional contracts on any commodity are included, the portion of the S&P GSCI attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI attributable to it.

Currently, 24 contracts meet the requirements for inclusion in the S&P GSCI.

Contracts Included in the S&P GSCI for 2016

Trading Facility	Commodity	Ticker(1)	2015 Contract Production Weight	2016 Contract Production Weight	2016 Average Contract Reference Price ($)	Unit	2015 Percentage Dollar Weight(2)	2016 Reference Price Dollar Weight	2016 Total Dollar Value Traded (USD bn)	2016 Trading Volume Multiple
CBT	Chicago Wheat	W	19,929.26	20,181.80	5.21	bu	3.53%	3.53%	775	121.9
KBT	Kansas Wheat	KW	4,559.20	4,731.46	5.54	bu	0.86%	0.88%	193	121.9
CBT	Corn	C	32,907.26	33,563.30	3.76	bu	4.21%	4.23%	1,515.1	198.9
CBT	Soybeans	S	8,828.72	8,986.09	9.79	bu	2.94%	2.95%	2,684.8	505.6
ICE - US	Coffee	KC	18,179.15	18,477.47	1.51	lbs	0.94%	0.94%	434.9	257.5
ICE - US	Sugar	SB	347,147.00	350,467.60	0.14	lbs	1.60%	1.59%	482.4	168.3
ICE - US	Cocoa	CC	4.28	4.50	2,997.08	MT	0.44%	0.45%	215.8	265
ICE - US	Cotton	CT	55,144.32	55,730.30	0.63	lbs	1.19%	1.19%	210.7	98.7
CME	Lean Hogs	LH	84,970.17	87,671.93	0.78	lbs	2.26%	2.30%	303	73.2
CME	Live Cattle	LC	92,895.69	92,186.84	1.55	lbs	4.89%	4.79%	793.7	92.1
CME	Feeder Cattle	FC	16,537.00	21,383.20	2.16	lbs	1.22%	1.55%	257	92.1
NYM/ICE	WTI Crude Oil	CL	10,354.90	11,568.56	59.37	bbl	20.91%	23.04%	13,525.6	326.1
NYM	Heating Oil	HO	82,958.12	78,754.85	1.97	gal	5.56%	5.21%	3,056.5	326.1
NYM	RBOB Gasoline	RB	86,115.54	84,209.46	1.88	gal	5.50%	5.31%	3,114.9	326.1
ICE – UK	Brent Crude Oil	LCO	9,619.00	9,256.43	65.78	bbl	21.52%	20.43%	11,990.3	326.1
ICE - UK	Gasoil	LGO	341.27	294.97	588.25	MT	6.83%	5.82%	3,417	326.1
NYM/ICE	Natural Gas	NG	31,092.93	31,615.91	3.06	MMBtu	3.23%	3.24%	3,502	600.3
LME	Aluminum	MAL	45.82	47.09	1,820.85	MT	2.84%	2.88%	2,836.5	547.8
LME	Copper	MCU	18.66	19.10	6,008.19	MT	3.81%	3.85%	5,994.6	865
LME	Lead	MPB	1.44	1.52	13,711.21	MT	0.67%	0.70%	1,564.7	1,246.5
LME	Nickel	MNI	9.17	9.48	1,885.96	MT	0.59%	0.60%	597.1	552.8
LME	Zinc	MZN	12.08	12.38	2,124.35	MT	0.87%	0.88%	1,550.7	976.4
CMX	Gold	GC	79.41	81.79	1,182.49	oz	3.19%	3.24%	5,201.2	890.5
CMX	Silver	SI	716.96	752.97	16.04	oz	0.39%	0.41%	1,104.4	1,514.4

(1)                           Tickers are Reuters RIC Codes.

(2)                           Using the ARCP’s for the 2015 Annual Calculation Period.

The quantity of each of the contracts included in the S&P GSCI is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity as published by sources of information determined by SPDJI, including the United Nations Statistical Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, SPDJI may calculate the weight of such commodity based on regional, rather than world, production data.

The five-year moving average is updated annually for each commodity included in the S&P GSCI, based on the most recent five-year period (ending approximately one-and-one-half years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights (“CPWs”) used in calculating the S&P GSCI are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity.

However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, SPDJI performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI to shift from contracts that have lost substantial liquidity into more liquid contracts during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI will change on one or more of these monthly valuation dates. In addition, regardless of whether any changes have occurred during the year, SPDJI reevaluates the composition of the S&P GSCI at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI. Commodities included in the S&P GSCI which no longer satisfy such criteria, if any, will be deleted.

SPDJI also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI are necessary or appropriate in order to assure that the S&P GSCI represents a measure of commodity market performance and to preserve and enhance S&P GSCI’s tradability. SPDJI has the discretion to make any such modifications. We do not have any obligation to notify you if SPDJI changes the composition of the S&P GSCI, the methodology of calculating the value of the S&P GSCI or any other policies of SPDJI relevant to the S&P GSCI.

Contract Expirations

Because the S&P GSCI is comprised of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations”. The contract expirations included in the S&P GSCI for each commodity during a given year are designated by SPDJI, provided that each such contract must be an “active contract”. An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry. The relative liquidity of the various active contracts is one of the factors that may be taken into consideration in determining which of them SPDJI includes in the S&P GSCI.

If a trading facility deletes one or more contract expirations, the S&P GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by SPDJI. If a trading facility ceases trading in all contract expirations relating to a particular contract, SPDJI may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P

GSCI. If that timing is not practicable, SPDJI will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications, contract expirations and other matters.

Value of the S&P GSCI

The value of the S&P GSCI on any given day is equal to the total dollar weight of the S&P GSCI divided by a normalizing constant that assures the continuity of the S&P GSCI over time. The total dollar weights of the S&P GSCI is the sum of the dollar weight of each of the components of the S&P GSCI. The dollar weight of each such Index Component on any S&P GSCI business day is equal to:

•     the daily contract reference price,

•     multiplied by the appropriate CPW, and

•     during a roll period, the appropriate “roll weight” (discussed below).

Daily Contract Reference Price

The daily contract reference price used in calculating the dollar weight of each component of the S&P GSCI on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that if the exchange is closed or otherwise fails to publish a daily contract reference price on that day or if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected. However, if the price is not made available or corrected by 4:00 p.m., New York City time, SPDJI may determine the appropriate daily contract reference price for the applicable futures contract for purposes of the relevant S&P GSCI Index calculation. The initial value of the S&P GSCI was normalized such that its hypothetical level on January 2, 1970 was 100.

Roll Weights and Roll Periods

The “roll weight” of a commodity reflects the fact that the positions in futures contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the S&P GSCI is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI takes place over a number of business days during each month (referred to as a “roll period”). On each day of the roll period, the “roll weights” of the current contract expirations and the next contract expiration (the next contract as designated by the index rules) into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the index is gradually shifted from the current contract expiration to the next contract expiration (the next contract as so designated). The roll period applicable to the S&P GSCI occurs from the fifth to ninth S&P GSCI business days of each month which are days on which the indices are calculated, as determined by NYSE Euronext Holiday & Hours schedule.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

•     if, with respect to any current contract expiration and the next contract expiration, the S&P GSCI business day on which the roll is intended to occur is not a day on which the trading facility on or through which the given contract expirations are traded is scheduled to be open for trading for at least three hours, these contract expirations are not available for trading during these hours or no daily contract reference price is published by the trading facility for a given contract expiration;

•     any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a “Limit Price”);

•     the daily contract reference price published by the relevant trading facility reflects manifest error and such error is not corrected by the S&P GSCI settlement time or such price is not published by 4:00 p.m., New York City time. In that event, SPDJI may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price.  If the trading facility publishes a price or a corrected price before the opening of trading on the next day, SPDJI will revise the portion of the roll accordingly; or

•     trading in the relevant contract terminates prior to its scheduled closing time and does not resume at least ten minutes prior to, and continue until, the scheduled closing time.

The Index

Contract Daily Return

Whereas the S&P GSCI is based on price levels of the contracts it comprises, the Index depends on the contract daily return for its calculation.  The contract daily return is defined as the percentage change in the total dollar weight of the S&P GSCI from one S&P GSCI business day to the next.  The contract daily return on any given S&P GSCI business day is equal to the amount obtained from an investment in the S&P GSCI on the preceding S&P GSCI business day of the total dollar weight of the S&P GSCI on the preceding S&P GSCI business day, divided by the total dollar weight of the S&P GSCI on the preceding S&P GSCI business day, minus one.

Value of the Index

The Index incorporates the returns of the S&P GSCI, the discount or premium obtained by rolling hypothetical positions in those contracts forward as they approach delivery and the interest earned on hypothetical fully collateralized contract positions on the commodities included in the S&P GSCI.

The value of the Index on any S&P GSCI business day is equal to the product of (1) the value of the Index on the immediately preceding S&P GSCI business day and (2) one plus the sum of the contract daily return and the Treasury Bill return on the S&P GSCI business day on which the calculation is made and (3) one plus the Treasury Bill return for each non-S&P GSCI business day since the preceding S&P GSCI business day. The Treasury Bill return is the return on a hypothetical investment in the S&P GSCI at a rate equal to the interest rate on a specified U.S. Treasury Bill.

The initial value of the Index was normalized such that its hypothetical level on January 2, 1970 was 100.

Historical Performance

While the following historical performance table is based on the selection criteria and methodology described in this pricing supplement, the Index was not actually calculated and published prior to May 1, 1991. Accordingly, the following table illustrates:

(i)   on a hypothetical basis, how the Index would have performed from January 2, 1970 to January 2, 1991 based on the selection criteria and methodology described above; and

(ii)   on an actual basis, how the Index has performed from January 2, 1992 onwards.

January 2, 1970	100.00
January 4, 1971	115.78
January 3, 1972	138.90
January 2, 1973	198.45
January 2, 1974	354.32
January 2, 1975	478.50
January 2, 1976	400.02
January 3, 1977	351.05
January 3, 1978	390.02
January 2, 1979	515.25
January 2, 1980	692.40
January 2, 1981	764.66
January 4, 1982	593.61
January 3, 1983	657.98
January 3, 1984	747.23
January 3, 1985	760.67
January 2, 1986	833.67
January 2, 1987	868.83
January 4, 1988	1,105.18
January 3, 1989	1,371.33
January 2, 1990	1,937.46
January 2, 1991	2,346.03
January 2, 1992	2,304.20
January 4, 1993	2,371.27
January 3, 1994	2,111.22
January 3, 1995	2,185.21
January 2, 1996	2,711.25
January 2, 1997	3,591.15
January 2, 1998	3,019.39

January 4, 1999	1,992.32
January 3, 2000	2,766.77
January 2, 2001	4,022.43
January 2, 2002	2,891.27
January 2, 2003	3,819.38
January 2, 2004	4,520.70
January 3, 2005	5,173.25
January 3, 2006	6,729.99
January 2, 2007	5,611.07
January 2, 2008	7,710.14
January 2, 2009	4,109.70
January 1, 2010	4,534.20
January 3, 2011	4,961.40
January 3, 2012	5,049.29
January 2, 2013	4,934.20
January 2, 2014	4,829.50
January 1, 2015	3,232.80

January 1, 2016	2,170.61
June 30, 2016	2,384.66

The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the value of the Index will increase sufficiently to cause holders of the ETNs to receive a payment at maturity or upon early redemption equal to or in excess of the principal amount of the ETNs.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

S&P GSCI® Total Return Index Historical Performance

January 31, 1991 – June 30, 2016

Source: Bloomberg.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

License Agreement

The S&P GSCI® Index and the S&P GSCI® Total Return Index (the “S&P GSCI Indexes”) are products of S&P Dow Jones Indices LLC (“SPDJI”), and have been licensed for use by Barclays Bank PLC.  S&P® and GSCI® are registered trademarks of Standard & Poor’s Financial Services LLC (“SPFS”). These trademarks have been licensed to SPDJI and its affiliates and sublicensed to Barclays Bank PLC for certain purposes.  The S&P GSCI Indexes are not owned, endorsed, or approved by or associated with Goldman, Sachs & Co. or its affiliated companies.

The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P GSCI Indexes to track general market performance.  S&P Dow Jones Indices’ only relationship to Barclays Bank PLC with respect to the S&P GSCI Index is the licensing of the S&P GSCI Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors.  The S&P GSCI Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Barclays Bank PLC or the ETNs.  S&P Dow Jones Indices has no obligation to take the needs of Barclays Bank PLC or the owners of the ETNs into consideration in determining, composing or calculating the S&P GSCI Index.  S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash, surrendered or redeemed, as the case may be.  S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the ETNs.  There is no assurance that investment products based on the S&P GSCI Index will accurately track the performance of the index or provide positive investment returns.  SPDJI is not an investment advisor.  Inclusion of a security within the S&P GSCI Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P GSCI Index. It is possible that this trading activity will affect the value of the S&P GSCI Index and the ETNs.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P GSCI INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION (INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS)) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE ETNS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND BARCLAYS BANK PLC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

VALUATION OF THE ETNS

The market value of the ETNs will be affected by several factors, many of which are beyond our control. We expect that generally the level of the Index on any day will affect the market value of the ETNs more than any other factors. Other factors that may influence the market value of the ETNs include, but are not limited to, supply and demand for the ETNs, the volatility of the Index, the market price of the index components included in the Index, the Treasury Bill rate of interest, the volatility of commodities prices, economic, financial, political, regulatory, or judicial events that affect the value of the Index or the market price of the index components included in the Index, the general interest rate environment, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the ETNs prior to maturity.

Intraday Indicative Value

An “intraday indicative value”, meant to approximate changes in the value of the ETNs during the current trading day by reference to the Index, is published for reference purposes only.

The intraday indicative value is intended to provide investors with an approximation of the effect that changes in the level of the Index during the current trading day would have on the daily redemption value of the ETNs from the previous day.  Intraday indicative value differs from the daily redemption value in two important respects.  First, intraday indicative value is based on the most recent Index level published by the Index Sponsor, which reflects the most recent reported sales prices for the index components, rather than the Index Factor for the immediately preceding calendar day.  Second, the intraday indicative value only reflects the investor fee at the close of business on the preceding calendar day, but does not include any adjustment for the investor fee during the course of the current day.

The intraday indicative value is published as a convenience for reference purposes only and does not represent the actual trading price of the ETNs, which may be influenced by bid-offer spreads, hedging and transaction costs and market liquidity, among other factors.

The intraday indicative value is calculated and published by NYSE Euronext (NYSE) or a successor under the ticker symbol: GSP.IV.

In connection with the ETNs, we use the term “intraday indicative value” to refer to the value at a given time on any trading day determined based on the following equation:

Intraday Indicative Value =Principal Amount per ETN X (Current Index Level/Initial Index Level) - Current Investor Fee

where:

Principal Amount per ETN = $50;

Current Index Level = The most recent published level of the Index underlying the ETNs as reported by the Index Sponsor;

Initial Index Level = The level of the Index on the inception date; and

Current Investor Fee = The most recent daily calculation of the investor fee, determined as described above (which, during any trading day, will be the investor fee determined on the preceding calendar day).

NYSE is not affiliated with Barclays Bank PLC and do not approve, endorse, review or recommend Barclays Bank PLC or the ETNs.

The intraday indicative value will be derived from sources deemed reliable, but NYSE and its suppliers do not guarantee the correctness or completeness of the intraday indicative value or other information furnished in connection with any series of ETNs. NYSE makes no warranty, express or implied, as to results to be obtained by Barclays Bank PLC, Barclays Bank PLC’s customers, holders of the ETNs, or any other person or entity from the use of the intraday indicative value or any data included therein. NYSE makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the intraday indicative value or any data included therein.

NYSE, its employees, subcontractors, agents, suppliers and vendors shall have no liability or responsibility, contingent or otherwise, for any injury or damages, whether caused by the negligence of NYSE, its employees, subcontractors, agents, suppliers or vendors or otherwise, arising in connection with the intraday indicative value of the ETNs, and shall not be liable for any lost profits, losses, punitive, incidental or consequential damages. NYSE shall not be responsible for or have any liability for any injuries or damages caused by errors, inaccuracies, omissions or any other failure in, or delays or interruptions of, the intraday indicative value, from whatever cause. NYSE is not responsible for the selection of or use of any Index or any series of the ETNs, the accuracy and adequacy of any Index or information used by Barclays Bank PLC and the resultant output thereof.

The intraday indicative value calculation is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of your ETNs.  The actual trading price of the ETNs in the secondary market may vary significantly from their intraday indicative value.  See “Risk Factors—Risks Relating to Liquidity and the Secondary Market—The ETNs May Trade at a Substantial Premium to or Discount from the Intraday Indicative Value” in this pricing supplement.

Furthermore, as the intraday indicative value is calculated using the daily redemption value on the immediately preceding calendar day, the intraday indicative value published at any time during a given trading day will not reflect the investor fee that may have accrued over the course of such trading day.  Published Index levels from the Index Sponsor may occasionally be subject to delay or postponement.  Any such delays or postponements will affect the current Index level and therefore the intraday indicative value of your ETNs.  The actual trading price of the ETNs may be different from their intraday indicative value.

As discussed in “Specific Terms of the ETNs – Payment Upon Issuer Redemption”, we may choose to redeem your ETNs (in whole but not in part) in our sole discretion on any issuer redemption date during the term of the ETNs.  If we exercise our right to redeem the ETNs, you will receive a cash payment in U.S. dollars on that date in an amount equal to (1) the principal amount of your ETNs times (2) the applicable index factor on the applicable valuation date minus (3) the investor fee on the applicable valuation date.

As discussed in “Specific Terms of the ETNs – Payment Upon Holder Redemption”, you may, subject to certain restrictions, choose to redeem your ETNs on any holder redemption date during the term of the ETNs.  If you redeem your ETNs on a particular holder redemption date, you will receive a cash payment in U.S. dollars on such date in an amount equal to the daily redemption value, which is (1) the principal amount of your ETNs times (2) the applicable index factor on the applicable valuation date minus (3) the investor fee on the applicable valuation date.  You must redeem at least 30,000 ETNs at one time in order to exercise your right to redeem your ETNs on any holder redemption date.  The daily redemption feature is intended to induce arbitrageurs to counteract any trading of the ETNs at a discount to their intraday indicative value, though there can be no assurance that arbitrageurs will employ the early redemption feature in this manner.

Split or Reverse Split of the ETNs

On any business day we may elect to initiate a split of your ETNs or a reverse split of your ETNs. Such date shall be deemed to be the “Announcement Date”, and we will issue a notice to holders of the ETNs and a press release announcing the split or reverse split, specifying the effective date of the split or reverse split and the split or reverse split ratio.

If the ETNs undergo a split, we will adjust the terms of the ETNs accordingly.  For example, if the split ratio is 4 and hence the ETNs undergo a 4:1 split, every investor who holds one ETN via DTC on the relevant record date will, after the split, hold four ETNs, and adjustments will be made as described below.  The record date for the split will be the 9th business day after the Announcement Date.  The principal amount of the ETNs on such record date will be divided by 4 to reflect the 4:1 split of the ETNs.  Any adjustment of the principal amount of the ETNs will be rounded to 8 decimal places.  The split will become effective at the opening of trading of the ETNs on the business day immediately following the record date.

In the case of a reverse split, we reserve the right to address odd numbers of ETNs (commonly referred to as “partials”) in a commercially reasonable manner determined by us in our sole discretion.  For example, if the reverse split ratio is 4 and the ETNs undergo a 1:4 reverse split, every investor who holds 4 ETNs via DTC on the relevant record date will, after the reverse split, hold only one ETN and adjustments will be made as described below.  The record date for the reverse split will be on the 9th business day after the Announcement Date.  The principal amount of the ETNs on such record date will be multiplied by four to reflect the 1:4 reverse split of the ETNs.  Any adjustment of the principal amount of the ETNs will be rounded to 8 decimal places. The reverse split will become effective at the opening of trading of the ETNs on the business day immediately following the record date.

Holders who own a number of the ETNs on the record date which is not evenly divisible by the split ratio will receive the same treatment as all other holders for the maximum number of the ETNs they hold which is evenly divisible by the split ratio, and we will have the right to compensate holders for their remaining or “partial” ETNs in a commercially reasonable manner determined by us in our sole discretion. Our current intention is to provide holders with a cash payment for such partial ETNs on the 17th business day following the Announcement Date in an amount equal to the appropriate percentage of the principal amount of the reverse split- adjusted ETNs on the 14th business day following the Announcement Date times the index factor on the applicable business day minus the investor fee on the applicable business day.  For example, if the reverse split ratio is 1:4, a holder who held 23 ETNs via DTC on the record date would receive 5 post reverse split ETNs on the immediately following business day, and a cash payment on the 17th business day following the Announcement Date that is equal to 3/4ths of the principal amount of the reverse split-adjusted ETNs on the 14th business day following the Announcement Date times the index factor on the applicable business day minus the investor fee on the applicable business day.

In the event of a reverse split, the redemption amount will be adjusted accordingly by us, in our sole discretion and in a commercially reasonable manner, to take into account the reverse split.

SPECIFIC TERMS OF THE ETNS

In this section, references to “holders” mean those who own ETNs registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in ETNs registered in street name or in ETNs issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the ETNs should read the section entitled “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The ETNs are part of a series of debt securities entitled “Global Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004 (the “Indenture”), between Barclays Bank PLC and The Bank of New York Mellon, as trustee, (the “Trustee”), from time to time. This pricing supplement summarizes specific financial and other terms that apply to the ETNs. Terms that apply generally to all medium-term notes are described in “Terms of the Notes” in the accompanying prospectus supplement, and terms that apply generally to all index-linked notes are described in “Reference Assets – Indices” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus, prospectus supplement and any related free writing prospectuses and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the ETNs. If you have purchased the ETNs in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the ETNs in more detail below.

Coupon

We will not pay you interest during the term of the ETNs.

Denomination

We will offer the ETNs in denominations of $50.

Payment at Maturity

If you hold your ETNs to maturity, you will receive a cash payment in U.S. dollars at maturity that is linked to percentage change in the value of the Index between the inception date and the final valuation date. The cash payment in U.S. dollars at maturity for the ETNs will be an amount equal to (1) the principal amount of your ETNs times (2) the index factor on the final valuation date minus (3) the investor fee on the final valuation date.

The index factor for the ETNs on the final valuation date will be equal to the final index level divided by the initial index level. The initial index level is the closing value of the Index on the inception date and the final index level is the closing value of the Index on the final valuation date.

Investor Fee

The investor fee for the ETNs on the final valuation date is equal to (1) (a) 0.75% per year (for the period from the inception date to and including April 30, 2015) and (b) 0.70% per year (for the period beginning the day after April 30, 2015 until the redemption date, if after April 30, 2015, or the maturity date) times (2) the principal amount of your ETNs times (3) the applicable index factor, calculated on a daily basis in the following manner: The accrued investor fee on the inception date was equal to zero. On each subsequent calendar day until and including April 30, 2015, the accrued investor fee will increase by an amount equal to (1) 0.75% per year times (2) the principal amount of your ETNs times (3) the applicable index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by (4) 365.  For the period beginning on, but not including April 30, 2015 and ending on, and including the redemption date, or the maturity date, the accrued investor fee will increase by an amount equal to (1) 0.70% per year times (2) the principal amount of your ETNs times (3) the applicable index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by (4) 365.

Because the investor fee reduces the amount of your return at maturity or upon early redemption, the value of the Index must increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon early redemption. If the value of the Index decreases or does not increase sufficiently, you will receive less than the principal amount of your investment at maturity or upon early redemption.

Inception, Issuance, and Maturity

The ETNs were first sold on June 6, 2006, were first issued on June 9, 2006 and are due on June 12, 2036.

If the maturity date stated on the cover of this pricing supplement is not a business day, the maturity date will be the next following business day. If the fifth business day before this day does not qualify as a valuation date (as described below), then the maturity date will be the fifth business day following the final valuation date. The calculation agent may postpone the final valuation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under “ – Market Disruption Event” below.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Payment Upon Holder Redemption

Prior to maturity, you may, subject to certain restrictions, redeem your ETNs on any holder redemption date during the term of the ETNs, provided that you present at least 30,000 ETNs for redemption, or your broker or other financial intermediary (such as a bank or other financial institution not required to register as a broker-dealer to engage in securities transactions) bundles your ETNs for redemption with those of other investors to reach this minimum. If you choose to redeem your ETNs on a particular holder redemption date, you will receive a cash payment in U.S. dollars on that date in an amount equal to the daily redemption value, which is (1) the principal amount of your ETNs times (2) the applicable index factor on the applicable valuation date minus (3) the investor fee on the applicable valuation date. You must redeem at least 30,000 ETNs at one time in order to exercise your right to redeem your ETNs on any holder redemption date.  We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 30,000 ETNs.  Any such reduction will be applied on a consistent basis for all holders of the relevant ETNs at the time the reduction becomes effective.

The index factor for the ETNs on the relevant valuation date is the closing value of the Index on that day divided by the initial index level.  The initial index level is the closing value of the Index on the inception date.

The investor fee is calculated as described in “Specific Terms of the ETNs – Investor Fee.”

In the event that payment upon holder redemption is deferred beyond the original holder redemption date, penalty interest will not accrue or be payable with respect to that deferred payment.

Payment Upon Issuer Redemption

Prior to maturity, we may, at our sole discretion, (in whole but not in part), choose to redeem your ETNs on any issuer redemption date during the terms of the ETNs.  If we elect to redeem the ETNs, we will deliver written notice of such election to redeem to the holders of the ETNs not less than 10 calendar days prior to the issuer redemption date specified by us in such notice.  In this scenario, the ETNs will be redeemed on the date specified by us in such notice. In this scenario, the ETNs will be redeemed on the date specified by us in the issuer redemption notice, but in no event prior to the tenth calendar day following the date on which we deliver such notice. If we exercise our right to redeem the ETNs, you will receive a cash payment in U.S. dollars on that date in an amount equal to (1) the principal amount of your ETNs times (2) the applicable index factor on the applicable valuation date minus (3) the investor fee on the applicable valuation date.

The index factor on the relevant valuation date is the closing value of the Index on that day divided by the initial index level. The initial index level is the closing value of the Index on the inception date.

The investor fee is calculated as described in “Specific Terms of the ETNs – Investor Fee.”

In the event that payment upon issuer redemption is deferred beyond the original issuer redemption date, penalty interest will not accrue or be payable with respect to that deferred payment.

Valuation Date

A valuation date is each business day from June 15, 2006 to June 5, 2036, inclusive (subject to the occurrence of a market disruption event), or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days We refer to Thursday, June 5, 2036, as the “final valuation date”.

Redemption Date

A holder redemption date is the third business day following each valuation date (other than the final valuation date), where the final redemption date for the ETNs will be the third business day following the valuation date that is immediately prior to the final valuation date.

An issuer redemption date is the date specified by us in the issuer redemption notice, which will in no event be prior to the tenth calendar day following the date on which we deliver such notice.

Early Redemption Procedures

Holder Redemption Procedures

You may, subject to the minimum redemption amount described above, elect to redeem your ETNs on any holder redemption date. To redeem your ETNs, you must instruct your broker or other person with whom you hold your ETNs to take the following steps:

•      deliver a notice of redemption, which is attached as Annex A, to us via facsimile or email by no later than 4:00 p.m., New York City time, on the business day prior to the applicable valuation date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption, which is attached as Annex B;

•      deliver the signed confirmation of redemption to us via facsimile or email in the specified form by 5:00 p.m., New York City time, on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

•      instruct your DTC custodian to book a delivery vs. payment trade with respect to your ETNs on the valuation date at a price equal to the applicable daily redemption value, facing Barclays DTC 5101; and

•      cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable holder redemption date (the third business day following the valuation date).

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the ETNs in respect of such deadlines. If we do not receive your notice of redemption by 4:00 p.m., New York City time, or your confirmation of redemption by 5:00 p.m., New York City time, on the business day prior to the applicable valuation date, your notice will not be effective and we will not redeem your ETNs on the applicable holder redemption date.  Any redemption instructions for which we (or our affiliate) receive a valid confirmation in accordance with the procedures described above will be irrevocable.

Issuer Redemption Procedures

We have the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any issuer redemption date on or after April 30, 2015 until and including maturity. If we elect to redeem the ETNs, we will deliver written notice of such election to redeem to DTC and the Trustee not less than ten calendar days prior to the issuer redemption date specified by us in such notice. In this scenario, the final valuation date will be deemed to be the date specified by us in the notice (subject to postponement in the event of a market disruption event), and the ETNs will be redeemed on the issuer redemption date specified by us in such notice, but in no event prior to the tenth calendar day following the date on which we deliver such notice.

The daily redemption value will be calculated on a valuation date that will occur after the redemption notice is submitted.  It is not possible to publicly disclose, or for you to determine, the precise redemption value prior to your election to redeem.  The redemption value may be below the most recent intraday indicative value or daily redemption value of your ETNs at the time when you submit your redemption notice.

Market Disruption Event

As set forth under “– Payment at Maturity” “– Payment Upon Holder Redemption” and “– Payment Upon Issuer Redemption” above, the calculation agent will determine the value of the Index on each valuation date, including the final valuation date. As described above, a valuation date may be postponed and thus the determination of the value of the Index may be postponed if the calculation agent determines that, on a valuation date, a market disruption event has occurred or is continuing in respect of any index component. If such a postponement occurs, the index components unaffected by the market disruption event shall be determined on the scheduled valuation date and the value of the affected index component shall be determined using the closing value of the affected index component on the first trading day after that day on which no market disruption event occurs or is continuing. In no event, however, will a valuation date be postponed by more than five trading days.

If a valuation date is postponed until the fifth trading day following the scheduled valuation date, but a market disruption event occurs or is continuing on such day, that day will nevertheless be the valuation date and the calculation agent will make a good faith estimate in its sole discretion of the value of the Index for such day.

Any of the following will be a market disruption event:

•      a material limitation, suspension or disruption in the trading of any index component which results in a failure by the trading facility on which the relevant contract is traded to report a daily contract reference price (the price of the relevant contract that is used as a reference or benchmark by market participants);

•      the daily contract reference price for any index component is a “limit price”, which means that the daily contract reference price for such contract has increased or decreased from the previous day’s daily contract reference price by the maximum amount permitted under the applicable rules or procedures of the relevant trading facility;

•      failure by the Index Sponsor to publish the closing value of the Index or of the applicable trading facility or other price source to announce or publish the daily contract reference price for one or more index components; or

•      any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the ETNs that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events:

•      a limitation on the hours or numbers of days of trading on a trading facility on which any index component is traded, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•      a decision by a trading facility to permanently discontinue trading in any index component.

Default Amount on Acceleration

If an event of default occurs and the maturity of the ETNs is accelerated, we will pay the default amount in respect of the principal of the ETNs at maturity. We describe the default amount below under “– Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the ETNs are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each ETN outstanding as the principal amount of that ETN. Although the terms of the ETNs may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the ETNs. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “ – Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for your ETNs on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the ETNs as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to such ETNs. That cost will equal:

•      the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•      the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of such ETNs in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the ETNs, which we describe below, the holders of such ETNs and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•      no quotation of the kind referred to above is obtained, or

•      every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the ETNs.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•      A-1 or higher by Standard & Poor’s Ratings Services, or any successor, or any other comparable rating then used by that rating agency, or

•      P-1 or higher by Moody’s Investors Service, or any successor, or any other comparable rating then used by that rating agency.

Further Issuances

We may, without your consent, create and issue additional securities having the same terms and conditions as the ETNs. If there is substantial demand for the ETNs, we may issue additional ETNs frequently.  We may consolidate the additional securities to form a single class with the outstanding ETNs.  However, we are under no obligation to issue additional ETNs.  We also reserve the right to cease or suspend sales of ETNs from inventory held by our affiliate Barclays Capital Inc. at any time.

Discontinuance or Modification of the Index

If the Index Sponsor discontinues publication of the Index and it or any other person or entity publishes an index that the calculation agent determines is comparable to the discontinued Index and approves as a successor index, then the calculation agent will determine the value of the Index on the applicable valuation date and the amount payable at maturity or upon redemption by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index, or that the closing level of the Index is not available because of a market disruption event or for any other reason, on the date on which the value of that Index is required to be determined, or if for any other reason the Index is not available to us or the calculation agent on the relevant date, the calculation agent will determine the amount payable by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the Index, the index components of the Index or the method of calculating the Index has been changed at any time in any respect – including any addition, deletion or substitution and any reweighting or rebalancing of index components, and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index components, or is due to any other reason – then the calculation agent will be permitted (but not required) to make such adjustments to that Index or method of calculating that Index as it believes are appropriate to ensure that the value of the Index used to determine the amount payable on the maturity date or upon redemption is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the value of the Index and the amount payable at maturity or upon redemption or otherwise relating to the value of the Index may be made in the calculation agent’s sole discretion. See “Risk Factors” in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

Manner of Payment and Delivery

Any payment on or delivery of the ETNs at maturity will be made to accounts designated by you and approved by us, or at the office of the

Trustee in New York City, but only when the ETNs are surrendered to the Trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Currently, we serve as the calculation agent. We may change the calculation agent without notice. The calculation agent will, in its sole discretion, make all determinations regarding the value of the ETNs, including at maturity or upon redemption, market disruption events, business days, trading days, the investor fee, the default amount, the initial index level, the final index level, the closing value of the Index on any valuation date, the maturity date, redemption dates, the amount payable in respect of your ETNs at maturity or upon redemption and any other calculations or determinations to be made by the calculation agent as specified herein. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

CLEARANCE AND SETTLEMENT

DTC participants that hold ETNs through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the ETNs and secondary market trading between DTC participants.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of ETNs for the purposes we describe in the attached prospectus supplement under “Use of Proceeds and Hedging”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the ETNs as described below.

In anticipation of the sale of the ETNs, we or our affiliates expect to enter into hedging transactions involving purchases of instruments linked to the Index prior to or on the inception date. In addition, from time to time after we issue the ETNs, we or our affiliates may enter into additional hedging transactions or unwind those hedging transactions we have entered into. In this regard, we or our affiliates may:

•      acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to some or all of the index components (including the underlying physical commodities), the Index or the S&P GSCI;

•      acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to the level of other similar market indices, contracts or commodities; or

•      any combination of the above two.

We or our affiliates may acquire a long or short position in securities similar to the ETNs from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge positions on or before a final valuation date. That step may involve sales or purchases of listed or over-the-counter options or futures on index components (including the underlying physical commodities) or listed or over-the-counter options, futures, or other instruments linked to the level of the index components, the Index or the S&P GSCI, as well as other indices designed to track the performance of the Index or other components of the commodities market.

The hedging activity discussed above may adversely affect the level of the Index and, as a consequence, the market value of the ETNs from time to time and the amount payable at maturity or upon redemption. See “Risk Factors” in this pricing supplement for a discussion of possible adverse effects related to our hedging activities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement and is the opinion of Sullivan & Cromwell LLP, our counsel. It applies to you only if you are a U.S.

holder (as defined below) and you hold your ETNs as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•      a dealer in securities or currencies;

•      a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•      a bank;

•      a life insurance company;

•      a tax-exempt organization;

•      a regulated investment company;

•      a partnership or other pass-through entity;

•      a person that owns an ETN as a hedge or that is hedged against interest rate risks;

•      a person that owns an ETN as part of a straddle or conversion transaction for tax purposes; or

•      a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the ETNs in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This section describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of an ETN and you are for U.S. federal income tax purposes:

•      a citizen or resident of the United States;

•      a domestic corporation;

•      an estate whose income is subject to U.S. federal income tax regardless of its source; or

•      a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

In the opinion of our counsel, Sullivan & Cromwell LLP, the ETNs should be treated as a pre-paid executory contract with respect to the Index. Pursuant to the terms of the ETNs, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to treat the ETNs for all U.S. federal income tax purposes in accordance with such characterization. If the ETNs are so treated, you should generally recognize capital gain or loss upon the sale, early redemption or maturity of your ETNs in an amount equal to the difference between the amount you receive at such time and your tax basis in the ETNs. In general, your tax basis in your ETNs will be equal to the price you paid for your ETNs.  Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates in cases where the holder has a holding period of greater than one year.  If you receive cash in connection with a reverse split (as described above under “Valuation of the ETNs—Split or Reverse Split of the ETNs”), you should recognize capital gain or loss in an amount equal to the difference between the cash you receive and your basis in the ETNs for which you receive such cash.

No statutory, judicial or administrative authority directly discusses how your ETNs should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the ETNs are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your ETNs in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments

There is no judicial or administrative authority discussing how your ETNs should be treated for U.S. federal income tax purposes. Therefore the Internal Revenue Service might assert that your ETNs should be treated in a manner that differs from that described above. For example, it would be possible to treat your ETNs, and the

Internal Revenue Service might assert that your ETNs should be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments. If your ETNs are so treated, you would be required to accrue interest income over the term of your ETNs based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your ETNs. You would recognize gain or loss upon the sale, early redemption or maturity of your ETNs in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your ETNs.  In general, your adjusted basis in your ETNs would be equal to the amount you paid for your ETNs, increased by the amount of interest you previously accrued with respect to your ETNs. Any gain you recognize upon the sale, early redemption or maturity of your ETNs would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your ETNs, and thereafter would be capital loss.

Moreover, it is possible that the Internal Revenue Service could seek to tax your ETNs by reference to your deemed ownership of the index components.  In such a case, it is possible that Section 1256 of the Internal Revenue Code could apply to your ETNs, in which case any gain or loss that you recognize with respect to the ETNs that is attributable to the regulated futures contracts represented in the Index could be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the ETNs.  Under this approach, you could also be required to mark any regulated futures contracts in the Index to market at the end of each taxable year (i.e., recognize gain, and possibly recognize loss, as if the relevant portion of your ETNs had been sold for fair market value).  Under this alternative treatment, you could also be required to (i) recognize gain or loss, at least some of which could be short-term capital gain or loss, each time the Index rebalances or each time a futures contract tracked by the Index rolls, and (ii) currently accrue ordinary interest income in respect of the notional interest component of the Index.

Even if you are not treated as owning the underlying components of the Index, it is possible that you would be required to (i)

recognize gain or loss, at least a portion of which could be short-term capital gain or loss, each time a contract that is tracked by the Index rolls and (ii) currently accrue ordinary interest income in respect of the notional interest component of your ETNs.  In addition, it is possible that you could be required to recognize gain or loss at any time when the Index is modified, adjusted, discontinued or replaced with a successor index.  In addition, it is possible that the Internal Revenue Service could assert that any gain or loss that you recognize on the early redemption or maturity of your ETNs should be treated as ordinary gain or loss.  It is also possible that the ETNs could be treated as notional principal contracts.  If the ETNs were treated as notional principal contracts, you could be required to accrue income over the term of your ETNs, and any gain you recognize upon the maturity of your ETNs would generally be treated as ordinary income.

It is also possible that the Internal Revenue Service could assert that the ETNs should be treated as partially giving rise to “collectibles” gain or loss if you hold the ETNs for more than one year, although we do not think such a treatment would be appropriate in this case because a sale or exchange of the ETNs is not a sale or exchange of a collectible but is rather a sale or exchange of a contract that reflects the value of a collectible.  Under current law, “collectibles” gain is subject to tax at marginal rates of up to 28%.

Further, it is possible that the Internal Revenue Service could assert that your holding period in respect of your ETNs should end on the date on which the amount you are entitled to receive upon the early redemption or maturity of your ETNs is determined, even though you will not receive any amounts from the issuer in respect of your ETNs prior to the early redemption or maturity of your ETNs.  In such a case, you may be treated as having a holding period in respect of your ETNs that is less than one year even if you receive cash upon the early redemption or maturity of your ETNs at a time that is more than one year after the beginning of your holding period.

In addition, the Internal Revenue Service could potentially assert that you should be required to treat amounts attributable to the investor fee as amounts of expense.  The deduction of any such deemed expenses would generally be subject to the 2% floor on miscellaneous itemized deductions.  Such amounts would correspondingly increase the amount of gain or decrease the amount of loss that you recognize with respect to your ETNs.

In 2007, the Internal Revenue Service released a notice that may affect the taxation of the ETNs.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ETNs should be required to accrue ordinary income on a current basis. The notice also states that the Internal Revenue Service and the Treasury Department are considering other relevant issues, including whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of instruments such as the ETNs should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments.

Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.   While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the ETNs (and while any such guidance may be issued on a prospective basis only), such guidance could require you to accrue income over the term of an instrument such as the ETNs even though you will not receive any payments with respect to the ETNs until maturity. The outcome of this process is uncertain. Except to the extent otherwise provided by law, we intend to treat the ETNs for U.S. federal income tax purposes in accordance with the treatment described in this section unless and until such time as the Internal Revenue Service and the Treasury Department determine that some other treatment is more appropriate.

Additionally, members of Congress have periodically made proposals to reform or otherwise modify the U.S. federal income tax treatment of financial instruments such as the ETNs.  For example, in 2016, legislation was proposed that, if enacted, would generally require holders of instruments such as the ETNs that are acquired after the bill is enacted to annually recognize gain or loss with respect to such instruments on a “mark-to-market” basis and to treat any such gain or loss as ordinary income or loss.  It is not possible to predict whether any such legislation will be enacted in the future, or whether any such legislation would affect the tax treatment of your ETNs.

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” may include any financial accounts maintained by foreign financial institutions as well as any of the following (which may include the ETNs), but only if they are held for investment and not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ETNs.

Information Reporting and Backup Withholding

Please see the discussion under “Material U.S. Federal Income Tax Consequences–Information Reporting and Backup Withholding” in the accompanying prospectus supplement for a description of the applicability of the information reporting and backup withholding rules to payments made on your ETNs.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We sold a portion of the ETNs on the inception date at 100% of the stated principal amount.  The remainder of the ETNs will be offered and sold from time to time through Barclays Capital Inc., as agent.  Sales of the ETNs by us after the inception date will be made at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.  Barclays Capital Inc. will not receive an agent’s commission in connection with sales of the ETNs.

In connection with this offering, we will sell ETNs to dealers as principal, and such dealers may then resell ETNs to the public at varying prices that the dealers will determine at the time of resale.  In addition, such dealers may make a market in ETNs, although none of them are obligated to do so and any of them may stop doing so at any time without notice.  This prospectus (including this pricing supplement and the accompanying prospectus and prospectus supplement) may be used by such dealers in connection with market-making transactions.  In these transactions, dealers may resell an ETN covered by this prospectus that they acquire from other holders after the original offering and sale of the ETNs, or they may sell an ETN covered by this prospectus in short sale transactions.

Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in the distribution of ETNs in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act of 1933, as amended (the “Securities Act”). Among other activities, broker-dealers and other persons may make short sales of ETNs and may cover such short positions by borrowing ETNs from us or our affiliates or by purchasing ETNs from us or our affiliates subject to our obligation to repurchase such ETNs at a later date.  As a result of these activities, these market participants may be deemed statutory underwriters.  A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case, and the example mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject a market participant to the prospectus-delivery and liability provisions of the Securities Act. This prospectus will be deemed to cover any short sales of ETNs by market participants who cover their short positions with ETNs borrowed or acquired from us or our affiliates in the manner described above.

ANNEX A

NOTICE OF REDEMPTION

To: [ipathredemptions@barclays.com]

Subject: iPath® Notice of Redemption, CUSIP No. 06738C794

[BODY OF EMAIL]

Name of holder: [ ]

Number of ETNs to be redeemed: [ ]

Applicable Valuation Date: [ ], 20[ ]

Contact Name: [ ]

Telephone #: [ ]

Acknowledgement: I acknowledge that the ETNs specified above will not be redeemed unless all of the requirements specified in the pricing supplement relating to the ETNs are satisfied.

A-1

ANNEX B

CONFIRMATION OF REDEMPTION

Dated:

Barclays Bank PLC

Barclays Bank PLC, as Calculation Agent

Fax:      212-412-1232

Email: ipathredemptions@barclays.com

Dear Sir/Madam:

The undersigned holder of Barclays Bank PLC’s $750,000,000 Global Medium-Term Notes, Series A, iPath® Exchange-Traded Notes due June 12, 2036 CUSIP No. 06738C794 (the “ETNs”), redeemable for a cash amount based on the S&P GSCI® Total Return Index hereby irrevocably elects to exercise, on the redemption date of                , with respect to the number of ETNs indicated below, as of the date hereof, the redemption right as described in the prospectus relating to the ETNs (the “Prospectus”). Terms not defined herein have the meanings given to such terms in the Prospectus.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the ETNs (specified below) to book a delivery vs. payment trade on the valuation date with respect to the number of ETNs specified below at a price per ETN equal to the applicable daily redemption value, facing Barclays DTC 5101 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the redemption date.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
E-mail:

Number of ETNs surrendered for redemption:

DTC # (and any relevant sub-account):

Contact Name:

Telephone:

(You must redeem at least 30,000 ETNs at one time in order to exercise your right to redeem your ETNs on any holder redemption date.)

B-1

BARCLAYS BANK PLC

$750,000,000 iPath® S&P GSCI® Total Return Index ETN

GLOBAL MEDIUM-TERM NOTES, SERIES A

Pricing Supplement dated July 18, 2016

(to Prospectus dated July 18, 2016 and
Prospectus Supplement dated July 18, 2016)

Patent Pending